As filed with the Securities and Exchange Commission on January 24, 1994
                                                      Registration No 33-51481



                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                              AMENDMENT NO. 2 TO
                                    FORM S-3
                            REGISTRATION STATEMENT
                                      UNDER
                          THE SECURITIES ACT OF 1933


                             CORNING INCORPORATED
              (Exact name of registrant as specified in its charter)

 NEW YORK                             16-0393470
  (State or other jurisdiction of     (IRS Employer
  incorporation or organization)      Identification No.)


                             One Riverfront Plaza
                           Corning, New York 14831
                                (607) 974-9000
   (Address, including zip code and telephone number of Issuer's principal executive offices)

William C. Ughetta
Corning Incorporated
One Riverfront Plaza
Corning, New York 14831
(607) 974-9000
(Name, address, including zip code and telephone number of agent for service)

                                  Copies to:

 Cornelius J. Dwyer, Jr.      Robert W. Reeder, III
  Shearman & Sterling         Sullivan & Cromwell
  599 Lexington Avenue        250 Park Avenue
  New York, NY 10022          New York, NY 10177
  (212) 848-4000              (212) 558-4000

Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.


If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]



The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


SUBJECT TO COMPLETION, DATED JANUARY 24, 1994


8,000,000 Shares

CORNING INCORPORATED

Common Stock
(par value $.50 per share)

The net proceeds from the offering will be used to finance the acquisition of certain assets constituting the optical fiber business of Northern Telecom Limited and the purchase of the shares of capital stock of Corning Vitro Corporation held by Vitro, S.A. See "Business--Recent Developments".


The last reported sale price of the Common Stock on the New York Stock Exchange on January 21, 1994 was $31.375 per share. See "Market Prices of Common Stock and Dividends".


 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECU-
      RITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus relates to an aggregate of 8,000,000 shares of Common Stock of Corning Incorporated to be purchased from the Company by Goldman, Sachs & Co. as the Underwriter at a price of $ per share ($ in the aggregate), less a commission of $ per share ($ in the aggregate). The Company will pay the expenses of the offering estimated at $280,000.

The shares may be offered by the Underwriter from time to time in one or more transactions (which may involve block transactions) on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at prices otherwise negotiated, subject to prior sale, when, as and if delivered to and accepted by the Underwriter. See "Underwriting".

                             Goldman, Sachs & Co.

                 The date of this Prospectus is       , 1994

                            AVAILABLE INFORMATION

The Company (as defined below) is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information and the Registration Statement referred to below may be inspected at the Commission's public reference facilities, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following regional offices: 7 World Trade Center, 13th floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy statements and other information concerning the Company and such Registration Statement may also be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005, upon which exchange certain securities of the Company are listed.

This Prospectus constitutes a part of the Registration Statement with respect to the Offering (the "Offering") of 8,000,000 shares (the "Shares") of the Common Stock, par value $.50 per share ("Common Stock"), of the Company filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the rules issued by the Commission under the Securities Act, this Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock. Any statements contained herein concerning the provisions of any document filed with the Commission are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed with the Commission (File No. 1-3247) are incorporated herein by reference:

  1. The Company's Annual Report on Form 10-K for the fiscal year ended January 3, 1993, filed pursuant to Section 13(a) of the Exchange Act.


  2. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since January 3, 1993, consisting of the Company's Quarterly Reports on Form 10-Q for the twelve weeks ended March 28, 1993, the twenty-four weeks ended June 20, 1993 and the forty weeks ended October 10, 1993; and the Company's Current Reports on Form 8-K dated January 19, 1993, January 25, 1993, April 6, 1993, June 29, 1993, August 4, 1993, August 13,
1993, August 27, 1993, September 14, 1993, September 21, 1993, October 19,
1993 and January 24, 1994, respectively. Certain historical financial statements of Damon Corporation ("Damon") which was acquired in 1993 are included in the Company's Current Reports on Form 8-K dated August 4, 1993 and August 13, 1993.


  3. The description of the Company's Preferred Share Purchase Rights Plan contained in the registration statement on Form 8-A filed by the Company on July 8, 1986, including the amendment thereto on Form 8 filed by the Company on October 9, 1989.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents.

The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. Such request should be directed to the Secretary, Corning Incorporated, One Riverfront Plaza, Corning, New York 14831; telephone (607) 974-9000.

IN CONNECTION WITH THE OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise specified, references herein to the "Company" or "Corning" refer to Corning Incorporated and its consolidated subsidiaries. Prospective investors should carefully read the entire Prospectus.

                                 The Company

Corning traces its origins to a glass business established by the Houghton family in 1851. The present corporation was incorporated in the State of New York in December 1936, and its name was changed from Corning Glass Works to Corning Incorporated on April 28, 1989.

Corning is an international corporation competing in four broadly-based business segments: Specialty Materials, Communications, Laboratory Services and Consumer Products. Corning is engaged principally in the manufacture and sale of products made from specialty glasses and related inorganic materials having special properties of chemical stability, electrical resistance, heat resistance, light transmission and mechanical strength. Corning and its subsidiaries annually produce some 60,000 different products at 46 plants in eight countries. In addition, Corning, through subsidiaries and affiliates, engages in laboratory services businesses, including life and environmental sciences and clinical-laboratory testing, at 54 facilities in ten countries.

Corning has followed and will continue to follow a consistent strategy for its businesses:

  --to provide quality products and services to the four broad market segments in which it chooses to compete,

  --to be a market leader in each of its businesses, and

  --to fully utilize the talents and capabilities of all its employees.

Corning utilizes various strategies and tactics appropriate to each business and its specific markets. However, all strategies incorporate certain key elements.

Technology has been at the core of Corning's historical success. Corning's investment in research and development has been significant at $131 million in 1991 and $151 million in 1992. Research and development spending has enabled Corning to remain at the forefront of technological advances for decades with new and improved products. Included among Corning's important technological discoveries over the years are optical fiber for telecommunications, ceramic substrates for automotive and stationary emission control devices, photosensitive glasses for various markets and mass produced television bulbs and incandescent light bulbs. Recent developments include an electrically heated automotive pollution control substrate, an expanded line of optical communications amplifiers, dispersion shifted optical fiber, a glass ceramic magnetic memory disk and active matrix liquid-crystal display glasses.

Alliances and acquisitions are utilized to leverage Corning's technologies and market position. Corning's extensive experience with alliances spans more than fifty years and includes jointly owned companies with The Dow Chemical Company ("Dow") in silicones, PPG Industries Inc. in glass block and foam glass, the Samsung Group and Asahi Glass in television bulbs, Siemens AG ("Siemens") in opto-electronics, and more recently with Mitsubishi Heavy Industries Ltd. in stationary emission control devices.

Corning has recently completed two major strategic acquisitions, as described under "Recent Developments". Management believes that the acquisition of Damon will provide operating synergies with the MetPath division ("MetPath") of its wholly owned subsidiary, Corning Lab Services Inc. ("CLSI"). Corning has also acquired Costar Corporation ("Costar"), which markets plastic labware for use in the life sciences industry. Management believes that Costar's product development capabilities, when combined with Corning's manufacturing capabilities, will provide innovative and high quality products to this growing industry.

Quality is an important element of all of Corning's business strategies. This embodies an unwavering focus on satisfying the customer, continuous improvement of the processes which deliver products and services to the customer and creating an empowered workforce dedicated to serving the customer.

                             Recent Developments


1993 Earnings Announcement
On January 24, 1994, Corning announced its fourth quarter and full year 1993 earnings. Including the restructuring and other special charges in the third quarter and the Dow Corning charge in the fourth quarter, Corning reported a net loss of $15.2 million, or $0.09 per share, in 1993 compared with a net loss of $12.6 million, or $0.08 per share, in 1992. Excluding special charges, the one time impact of accounting changes, extraordinary credits and non operating gains in both years, net income for 1993 was $315.3 million, or $1.63 per share, compared with net income of $314.4 million, or $1.66 per share, in 1992.



Including the Dow Corning charge in the fourth quarter, Corning reported a net loss of $120.9 million, or $0.64 per share, in the 1993 fourth quarter compared with net income of $41.2 million, or $0.21 per share, in the 1992 fourth quarter. Excluding special charges and extraordinary credits in both quarters, fourth quarter net income totaled $82.2 million, or $0.42 per share, in 1993 compared with $79.9 million, or $0.42 per share, in 1992.



Sales for 1993 totaled $4.0 billion, up 8 percent over 1992. Fourth quarter sales, at $1.1 billion, were up 9 percent compared with 1992. Sales growth was primarily attributable to the Damon and Costar acquisitions in the second half of the year.



The earnings release and summary financial statements are included in Corning's Current Report on Form 8-K filed on January 24, 1994. See "Incorporation of Certain Documents by Reference" and "Selected Consolidated Financial Data."



Acquisition of NTL Assets
On December 14, 1993, Northern Telecom Limited ("NTL"), Siecor Corporation ("Siecor"), a consolidated corporation which manufactures and sells optical cable, owned 50% by each of Siemens and the Company, and the Company reached an agreement whereby the Company would purchase the net assets constituting NTL's optical fiber business for $87 million in cash and Siecor would purchase the net assets constituting NTL's optical cable business in Saskatoon, Saskatchewan (referred to herein as the "optical cable business") for $43 million in cash. Corning will finance the acquisition of NTL's optical fiber business and an approximate $25 million capital contribution to Siecor with a portion of the proceeds of the Offering. Siecor will finance the acquisition of NTL's optical cable business with a capital contribution from Siemens and the Company. Closing of both transactions is expected to occur during the first quarter of 1994. See "Use of Proceeds".


Vitro Transaction
On December 14, 1993, Vitro, S.A. ("Vitro") and the Company reached an agreement in principle whereby, in two separate transactions, Vitro purchased in December 1993 the shares of capital stock of Vitro Corning, S.A. de C.V. ("Vitro Corning") owned by the Company and the Company will purchase in early 1994 the shares of capital stock of Corning Vitro Corporation ("Corning Vitro") owned by Vitro. The net cost to Corning of the two transactions will be $131 million. Corning and Vitro will continue their consumer products alliance through cross distribution and supply agreements. Corning will finance the payment to Vitro with a portion of the proceeds of the Offering. See "Use of Proceeds".

Acquisition of Damon
On August 4, 1993, Corning, through a wholly owned subsidiary, acquired all outstanding shares of common stock of Damon for approximately $405 million, including acquisition expenses. Damon operates laboratories which provide the medical profession with a full range of routine and esoteric testing services similar to those provided by MetPath. Corning has financed the acquisition of Damon and the refinancing of approximately $167 million of Damon's debt under financing agreements entered into with certain commercial banks. Approximately $200 million of such financing has been retired with proceeds from the issuance of long-term debt of the Company. In January 1994, Corning extended the terms of such financing agreements to December 31, 1995. Corning intends to retire a significant portion of the remaining acquisition debt with the proceeds of an offering of equity securities during 1994. See "Business--Recent Developments--Acquisition of Damon".

Acquisition of Costar
On September 8, 1993, Corning acquired Costar for approximately 5.5 million shares of Corning Common Stock and options to purchase approximately 300,000 shares of Corning Common Stock. Costar is a manufacturer of a broad line of innovative and high quality disposable plastic, filtration and other products used by life science laboratories throughout the world. See "Business--Recent Developments--Acquisition of Costar".

Restructuring and Other Special Charges in Third Quarter of 1993
In the third quarter of 1993, Corning recorded restructuring and other special charges totalling $130 million aftertax. These charges included the following:

  MetPath Settlement
In September 1993, MetPath reached a compromise agreement with the Civil Division of the Department of Justice ("DOJ") to settle claims brought on behalf of the Inspector General, U.S. Department of Health and Human Services (the "Inspector General"). The claims related to the marketing, sale, pricing and billing of certain blood test series provided to Medicare patients. MetPath recorded a charge of $36.5 million ($22.0 million after tax) to reflect the settlement and related legal expenses during the third quarter 1993. The settlement does not constitute an admission by MetPath with respect to any issue arising from the civil action.

  Restructuring Charge
During the third quarter 1993, Corning recorded charges of $170.5 million ($98.5 million after tax of $64.6 million and minority interest of $7.4 million) as a result of costs to integrate the Damon and Costar acquisitions and as a result of a planned company-wide restructuring program announced October 6, 1993, to reduce overhead costs during the next 12 to 14 months. Corning also recognized a $9.5 million reduction in equity earnings as a result of a restructuring charge taken by Vitro Corning.

Dismissal from Federal Implant Cases
In December 1993, the Company was dismissed by the United States District Court for the Northern District of Alabama from the more than 3,000 consolidated cases pending in federal courts nationwide which allege personal injuries due to silicone-gel breast implants. The decision by the District Court is non-appealable and, although the District Court noted that it was "highly unlikely" that additional discovery would produce new evidence, the decision is subject to reconsideration if additional information is discovered or if there is a change in state law. The Company remains a defendant in related lawsuits filed in various state courts. Dow Corning Corporation ("Dow Corning"), a corporation owned 50% by each of Dow and the Company, remains a defendant in both the federal and state litigation. The implant products were manufactured or supplied by Dow Corning or a Dow Corning subsidiary. See "Business--Recent Developments--Breast Implant Litigation".

Dow Corning Charge in Fourth Quarter of 1993.

On January 14, 1994, Corning announced that as a result of Dow Corning's announcement on that date that it would take a charge against Dow Corning's 1993 fourth quarter earnings of $640 million pre-tax ($415 million after-tax) to reflect Dow Corning's estimate, as of that date, of the net present value of its ultimate exposure in the pending breast implant litigation, Corning would take a charge of $203 million after-tax against its equity in earnings of associated companies for the fourth quarter of 1993 and against the carrying value of its investment in Dow Corning at the end of fiscal 1993. See "Business--Recent Developments--Breast Implant Litigation--Charges Announced by Dow Corning and by Corning on January 14, 1994".


Reorganization of Laboratory Services
In December 1993, Corning contributed its ownership interest in CLSI to Damon, the name of which was changed to Corning Lab Services Inc. on December 31, 1993. Also on December 31, 1993 CLSI's name was changed to MetPath Inc. None of the references to CLSI, Damon or MetPath in this Prospectus have been changed to reflect such organizational structure or name change.

                                 The Offering

 Common Stock Offered                                       8,000,000 shares
Common Stock to be outstanding after the Offering(a)        208,491,721 shares
Use of Proceeds                                             The Company intends to use the net
                                                            proceeds of the Offering to
                                                            finance the acquisition of the
                                                            optical fiber business from NTL
                                                            and the shares of capital stock of
                                                            Corning Vitro held by Vitro
NYSE symbol                                                 GLW

(a) Amount is pro forma for the Offering based on the number of shares outstanding as of January 2, 1994. Amount does not include, as of January 2, 1994, 12,461,581 shares of Common Stock which were issuable upon exercise of stock options granted pursuant to Corning's employee stock option plans, 3,169,368 shares of which were issuable pursuant to options exercisable on such date, 1,047,248 shares of Common Stock reserved for issuance pursuant to conversion of outstanding shares of Series B Preferred Stock (as defined herein), or 700,064 shares of Common Stock issuable upon the conversion of the 6-1/2% Convertible Subordinated Debentures due May 2006 of Hazleton Corporation ("Hazleton") which was acquired by the Company in 1987.

                        Summary Financial Information


The following is a summary of certain consolidated financial information that has been derived from the consolidated financial statements of the Company. The summary financial data set forth below for the Company for the 1988 through 1992 fiscal years are derived from its audited financial statements. The summary financial data set forth below for the first forty weeks of 1993 and 1992 are derived from the Company's unaudited financial statements, which in the opinion of management contain all adjustments (consisting only of normal recurring items) necessary for the fair presentation of this information. The financial data should be read in conjunction with the information set forth in "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Company's 1993 earnings release discussed under "Business-- 1993 Earnings Announcement" and the historical financial information and related notes incorporated by reference in this Prospectus.


The unaudited pro forma combined financial information set forth below reflects the estimated impact on Corning's financial statements of the acquisition of Damon, the acquisition of Costar, the pending NTL and Vitro transactions (the "Pending Transactions"), and several other completed transactions (collectively, the "Transactions"). Such pro forma data assume the Transactions and the Offering had been completed on December 30, 1991, for income statement data and by October 10, 1993, for balance sheet data. The unaudited pro forma combined financial information set forth below is derived from, and should be read in conjunction with, the unaudited pro forma combined financial information included elsewhere in the Prospectus and the historical financial statements of Corning and Damon incorporated by reference into this Prospectus. The following pro forma financial information is presented for informational purposes only, and is not necessarily indicative of the results that would have occurred had the transactions been completed on the dates indicated or the results that may be attained in the future.

See "Selected Consolidated Financial Data", "Unaudited Pro Forma Combined Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Incorporation of Certain Documents by Reference".

                                                 Forty
                                              Weeks Ended                           Fiscal Year Ended
                                          ---------------------   -----------------------------------------------------
                                          October      October                 Dec.       Dec.       Dec.
                                            10,          4,       Jan. 3,      29,        30,        31,       Jan. 1,
                                            1993        1992        1993       1991       1990       1989       1989
                                          ---------    --------    -------    -------    -------    -------   ---------
                                                        (dollars in millions, except per share amounts)
HISTORICAL:
Income Statement Data:
Net sales                                 $2,921.8    $2,712.5   $3,708.7   $3,259.2   $2,940.5   $2,439.2    $2,121.5
Income before extraordinary credit
  and cumulative effect of changes in
  accounting methods(a)                      105.7       231.7      266.3      311.2      289.1      259.4       292.4
Net income (loss)(a)                         105.7       (53.8)     (12.6)     316.8      292.0      261.0       210.7
Balance Sheet Data:
Total assets                              $5,419.5    $4,333.1   $4,286.3   $3,852.6   $3,512.0   $3,360.7    $2,897.9
Working capital                              210.1       640.2      465.2      521.0      458.4      487.3       421.1
Loans payable beyond one year              1,208.2       853.5      815.7      700.0      611.2      624.5       499.0
Common stockholders' equity                1,844.4     1,909.6    1,803.8    2,018.8    1,850.3    1,711.2     1,560.7
Per Common Share Data:
Income before extraordinary credit
  and cumulative effect of changes in
  accounting methods(a)                   $   0.55    $   1.22   $   1.40   $   1.66   $   1.53   $   1.39    $   1.63
Net income (loss)(a)                          0.55       (0.29)     (0.08)      1.69       1.55       1.40        1.17
Common dividends declared(b)                  0.51        0.45       0.62       0.68       0.46       0.53        0.48
PRO FORMA: (c)
Income Statement Data:
Net sales                                 $3,320.7               $4,318.2
Income before extraordinary credit
  and cumulative effect of changes in
  accounting methods                         142.2                  273.6
Income per share before extraordinary
  credit and cumulative effect of
  changes in accounting methods           $   0.69               $   1.34
Balance Sheet Data:
Total assets                              $5,698.0
Working capital                              209.0
Loans payable beyond one year              1,278.2
Common stockholders' equity                2,090.2


(a) Amounts for all periods are significantly impacted by certain non-recurring gains and losses and the cumulative effect of changes in accounting methods. See the Notes to Selected Consolidated Financial Data contained elsewhere in this Prospectus.

(b) Includes special dividends of $0.15, $0.1125 and $0.10 per common share in 1991, 1989 and 1988, respectively.

(c) See the Notes to Pro Forma Financial Information contained elsewhere in this Prospectus.


                               USE OF PROCEEDS

The net proceeds from the sale of the Common Stock in the Offering are estimated to be approximately $238.7 million. The Company intends to use all of the net proceeds to acquire NTL's optical fiber business, make a related capital contribution to Siecor and acquire the shares of capital stock of Corning Vitro held by Vitro. For information concerning such transactions, see "Prospectus Summary--Recent Developments" and "Business--Recent Developments--Acquisition of NTL Assets" and "--Vitro Transaction". In the event such transactions, or either of them, do not occur, the Company intends to use the net proceeds to retire a portion of the remaining debt incurred in connection with the Damon acquisition, which debt bears a variable interest rate based on the London Interbank Offered Rate and matures on December 31, 1995. The Company intends to issue additional equity securities in 1994 in order to retire a significant portion of the remaining Damon acquisition debt. See "Prospectus Summary--Recent Developments--Acquisition of Damon" and "Business--Recent Developments--Acquisition of Damon."

                                CAPITALIZATION

The following table sets forth (i) the actual capitalization of the Company at October 10, 1993, and (ii) the pro forma capitalization of the Company as of such date after giving effect to the Offering and the Transactions. The table should be read in conjunction with the financial statements of the Company incorporated by reference in this Prospectus. See "Use of Proceeds", "Selected Consolidated Financial Data", "Unaudited Pro Forma Combined Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and "Description of Capital Stock".

                                                    October 10, 1993
                                                  --------------------
                                                  Actual    Pro Forma
                                                   ------   ----------
                                                      (dollars in
                                                  millions, except per
                                                      share data)
Short-Term Debt:
  Total short-term debt                         $  609.8     $  601.6
                                                    ----      --------
Long-Term Debt:
  Total long-term debt                           1,208.2      1,278.2
                                                    ----      --------
Convertible Preferred Stock:
 Par value $100 per share: 10,000,000 shares
   authorized; 259,211 shares of 8% Series B
   Preferred Stock outstanding                      25.9         25.9
                                                    ----      --------
Common Stockholders' Equity:
 Common Stock, including excess over par value
   and other capital: par value $0.50 per
  share;
   authorized 500,000,000 shares; 227,442,030
   issued at October 10, 1993                      618.9        857.6
 Retained earnings                               1,737.4      1,737.4
 Less cost of 27,402,362 shares of common
  stock  in treasury                              (516.7)      (516.7)
 Cumulative translation adjustment                   4.8         11.9
                                                    ----      --------
  Total common stockholders' equity              1,844.4      2,090.2
                                                    ----      --------
   Total capitalization                         $3,688.3     $3,995.9
                                                    ====      ========

                 MARKET PRICES OF COMMON STOCK AND DIVIDENDS

The Common Stock is traded on the NYSE under the symbol "GLW". At January 2, 1994, there were 18,953 holders of record of the Common Stock and 200,491,721 shares outstanding. The following table sets forth the high and low sale prices for the Common Stock, as reported by the NYSE, and the cash dividends declared per share on the Common Stock, for the periods indicated.

                                                   Price Range(a)
                                                  ----------------
                                                                     Cash Dividends
                                                                      Declared Per
                                                   High       Low       Share(a)
                                                  -------    -----   --------------
1991
 First Quarter                                    31.000    21.063       .125
 Second Quarter                                   31.750    28.375       .125
 Third Quarter                                    35.750    31.250       .125
 Fourth Quarter                                   43.125    33.563       .300(b)
1992
 First Quarter                                    40.313    28.750       .15
 Second Quarter                                   38.625    31.500       .15
 Third Quarter                                    38.625    34.375       .15
 Fourth Quarter                                   39.750    34.750       .17
1993
 First Quarter                                    39.000    29.000       .17
 Second Quarter                                   35.875    31.500       .17
 Third Quarter                                    35.125    26.875       .17
 Fourth Quarter                                   28.250    24.000       .17
1994
 First Quarter (through January 21, 1994)         31.625    28.250

(a) Per share amounts have been adjusted for the 2-for-1 stock split effective January 13, 1992.
(b) Includes a special dividend of $0.15 per common share in the fourth quarter of 1991.



The Company has regularly paid cash dividends since 1881 and expects to continue to pay cash dividends. The Company's quarterly cash dividend is currently $.17 per share of Common Stock. The payment of dividends is subject to the preferential dividend rights of any outstanding Series Preferred Stock (as defined herein). Since the declaration and payment of future dividends will be based on a number of factors considered by the Company's Board of Directors, including current and prospective earnings, financial condition and capital requirements, and such other factors as the Board of Directors may deem relevant, there can be no assurance that dividends will be paid in the future. See "Description of Capital Stock".

                     SELECTED CONSOLIDATED FINANCIAL DATA


The following is a summary of certain consolidated financial information that has been derived from the consolidated financial statements of the Company.
The summary financial data set forth below for the Company for the fiscal years 1988 through 1992 are derived from its audited financial statements.
The selected consolidated financial data set forth below for the first forty weeks of 1993 and 1992 are derived from the Company's unaudited financial statements, which in the opinion of management contain all adjustments (consisting only of normal recurring items) necessary for the fair presentation of this information. The financial data should be read in conjunction with the information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Company's 1993 earnings release discussed under "Business--1993 Earnings Announcement" and the historical financial information and related notes incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference".

                     SELECTED CONSOLIDATED FINANCIAL DATA

                                                Forty
                                             Weeks Ended                               Fiscal Year Ended
                                        ----------------------   --------------------------------------------------------------
                                                                                             Dec.
                                        Oct. 10,     Oct. 4,      Jan. 3,      Dec. 29,       30,      Dec. 31,       Jan. 1,
                                          1993         1992         1993         1991        1990        1989          1989
                                        ---------    ---------    ---------   ----------    -------    ---------   -----------
                                                           (dollars in millions, except per share amounts)
Income Statement Data:
Revenues
 Net sales                              $2,921.8     $2,712.5     $3,708.7     $3,259.2    $2,940.5    $2,439.2      $2,121.5
 Royalty, interest and dividend
   income                                   21.8         28.4         35.3         27.6        39.9        29.6          30.8
 Non-operating gains                         4.2          7.0          7.0          8.1        69.2       107.1         149.2
                                         -------      -------      -------      --------      -----      -------      ---------
                                         2,947.8      2,747.9      3,751.0      3,294.9     3,049.6     2,575.9       2,301.5
Deductions
 Cost of sales                           1,889.5      1,773.2      2,411.3      2,121.6     1,925.7     1,600.9       1,405.2
 Selling, general and
  administrative  expenses                 564.8        507.0        692.2        622.5       581.8       491.8         438.6
 Research and development  expenses        128.9        108.9        151.1        130.7       124.5       109.6          95.2
 Provision for restructuring costs
  and  other special charges               207.0                      63.3                                 54.4          32.0
 Interest expense                           63.9         45.9         62.6         58.1        54.0        44.5          41.0
 Other, net                                 21.4         16.7         33.9         34.6        35.5        20.9          18.9
                                         -------      -------      -------      --------      -----      -------      ---------
 Income before taxes on income              72.3        296.2        336.6        327.4       328.1       253.8         270.6
 Taxes on income                            13.5         86.0         92.5        110.6       136.1       116.9         103.2
                                         -------      -------      -------      --------      -----      -------      ---------
 Income before minority interest
  and  equity earnings                      58.8        210.2        244.1        216.8       192.0       136.9         167.4
 Minority interest in earnings of
   subsidiaries                             (9.5)       (16.7)       (21.6)       (17.3)      (10.4)       (4.2)         (2.2)
 Equity in earnings of associated
   companies before cumulative
   effect of changes in accounting
   methods                                  56.4         38.2         43.8        111.7       107.5       126.7         127.2
                                         -------      -------      -------      --------      -----      -------      ---------
Income before Extraordinary Credit
  and Cumulative Effect of Changes
  in Accounting Methods                    105.7(a)     231.7(b)     266.3(d)     311.2(e)    289.1(f)    259.4(g,j)
   292.4(h,j)
 Tax benefit of loss carryforwards                        1.1          7.7          5.6         2.9         1.6           2.2
 Cumulative effect of changes in
   accounting methods                                  (286.6)      (286.6)                                             (83.9)
                                         -------      -------      -------      --------      -----      -------      ---------
Net Income (Loss)                       $  105.7     $  (53.8)(c) $  (12.6)(c) $  316.8    $  292.0    $  261.0      $  210.7(i)
                                         =======      =======      =======      ========      =====      =======      =========
Balance Sheet Data:
 Total assets                           $5,419.5     $4,333.1     $4,286.3     $3,852.6    $3,512.0    $3,360.7      $2,897.9
 Working capital                           210.1        640.2        465.2        521.0       458.4       487.3         421.1
 Loans payable beyond one year           1,208.2        853.5        815.7        700.0       611.2       624.5         499.0
 Common stockholders' equity             1,844.4      1,909.6      1,803.8      2,018.8     1,850.3     1,711.2       1,560.7
Per Common Share Data:(k)
 Income before extraordinary credit
   and cumulative effect of changes
   in accounting methods                $   0.55     $   1.22     $   1.40     $   1.66    $   1.53    $   1.39      $   1.63
 Net income (loss)                          0.55        (0.29)       (0.08)        1.69        1.55        1.40          1.17
 Common dividends declared(l)               0.51         0.45         0.62         0.68        0.46        0.53          0.48


The accompanying notes are an integral part of these statements.

                                      11



(a) During the first forty weeks of 1993, Corning recognized net non-recurring losses from consolidated operations totaling $202.8 ($117.9 after-tax and minority interest) including a non-operating gain totaling
$4.2 million ($2.6 million after-tax); a charge of $36.5 million ($22.0 million after-tax) to reflect the settlement and related legal expenses incurred in the compromise agreement with the Civil Division of the DOJ concerning the marketing, sale, pricing, and billing of certain laboratory tests; and a restructuring charge totaling $170.5 million ($98.5 million after-tax and minority interest) as a result of costs to integrate the
Damon and Costar acquisitions and as a result of a planned company-wide restructuring program announced October
6, 1993, to reduce overhead costs during the next 12 to 14 months.
During the first forty weeks of 1993, Corning recognized a reduction in equity earnings of $9.5 million resulting from a restructuring charge taken by Vitro Corning.
Effective January 4, 1993, Corning and its subsidiaries adopted Financial Accounting Standard No. 109,
"Accounting for Income Taxes" ("FAS 109") and Financial Accounting Standard No. 112, "Employers' Accounting for
Postemployment Benefits" ("FAS 112"). The impact of adopting FAS 109 and FAS 112 was not material to the first forty weeks of 1993.

(b) During the first forty weeks of 1992, Corning recognized net non-operating gains from consolidated operations totaling $7.0 million ($21.7 million after-tax), including a gain of $10.1 million (before- and after-tax) from the sale of an additional equity interest in Corning Japan K.K. ("Corning Japan") and a pre-tax
loss of $7.3 million ($9.0 million after-tax gain) from the completion of the consumer housewares venture with
Vitro.
During the first forty weeks of 1992, Corning recognized a $24.5 million reduction in equity earnings associated with Dow Corning's terminated breast implant products business.

(c) Effective December 30, 1991, Corning and its subsidiaries adopted Financial Accounting Standard No. 106,
"Employers' Accounting for Postretirement Benefits Other than Pensions" ("FAS 106"). In the third quarter year-to-date 1992, the cumulative effect of adopting FAS 106 resulted in a charge of $294.8 million (after-tax and minority interest), or $1.56 per share. In addition, an $8.2 million gain, or $0.04 per share, from an equity company's adoption of FAS 109 was recognized in the third quarter year-to-date 1992.

(d) In 1992, Corning recognized net non-operating gains from consolidated operations totaling $7.0 million
($21.7 million after- tax), including a gain of $10.1 million (before- and after-tax) from the sale of an additional equity interest in Corning Japan and a pre-tax loss of $7.3 million ($9.0 million after-tax gain)
from the formation of the consumer housewares venture with Vitro. Corning also recorded a provision of $63.3 million ($32.1 million after-tax of $22.9 million and minority interest of $8.3 million) as a result of Corning
Vitro's decision to restructure its Brazilian operations.
Corning also recognized a $37.7 million reduction in equity earnings which included $24.5 million of costs associated with Dow Corning's terminated breast implant business and $13.2 million of restructuring charges associated with Dow Corning's exit from its Brazilian operations and other cost-reduction programs.

(e) In 1991, the Company recognized net non-operating gains from consolidated operations totaling $8.1 million
($14.6 million after-tax) which included a gain of $5.3 million (before- and after-tax) on the sale of a less than 10% equity interest in Corning Japan. The Company also recognized an $8.2 million reduction in equity earnings to reflect a charge recorded by Dow Corning for costs associated with its breast implant business.

(f) In 1990, the Company recognized non-operating gains totaling $69.2 million ($29.2 million after-tax) on the sales of certain investments, including a gain on the sale of substantially all the Company's investment in
Iwaki Glass Company Ltd. ("Iwaki") totaling $51.1 million ($19.4 million after-tax).

(g) In 1989, the Company recognized non-operating gains totaling $107.1 million ($61.9 million after-tax), including a gain on the sale of its 50% interest in Ciba Corning Diagnostics Corp. of $75.7 million ($41.0 million after-tax) and a gain of $21.7 million ($13.7 million after-tax) related to patent infringement matters in the optical-fiber business.

(h) In 1988, Corning recognized non-operating gains totaling $149.2 million ($96.8 million after-tax), including a gain of $22.2 million (before- and after-tax) on the sales of previously unissued stock of equity affiliates (of this amount, $21.5 million related to the initial public offering in Japan of Iwaki stock); a gain of $60.3 million ($36.6 million after-tax) on the sale of five million shares of Iwaki stock; a gain of
$18.4 million ($6.1 million after-tax) related to the formation of Corning Asahi Video Products Company
("Corning Asahi Video"); a gain of $18.3 million ($12.1 million after-tax) on the sale of its investment in
Corning Japan Inc.; and a gain of $30.0 million ($19.8 million after-tax) on the sale of three million shares of International Clinical Laboratories Inc. stock.

(i) In 1988, the Company changed its method of accounting for postretirement health-care benefits. The cumulative effect of this change on prior years decreased net income by $83.9 million ($0.47 per common share)
in 1988. Except for the cumulative effect, this change did not have a material effect on net income for the year presented.

(j) In 1989, the Company provided $54.4 million ($45.0 million after-tax) for the repositioning of certain businesses and facilities. The provision related primarily to consumer product operations worldwide, and to certain other operations in Europe. In 1988, Corning provided $32.0 million ($19.1 million after-tax) to revise estimates of previously established restructuring reserves related to consolidating and repositioning certain manufacturing operations.

(k) Per share amounts have been adjusted for the 2-for-1 stock split effective January 13, 1992.

(l) Includes special dividends of $0.15, $0.1125 and $0.10 per common share in 1991, 1989 and 1988, respectively.

          CORNING UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The Unaudited Pro Forma Combined Financial Information (the "Pro Forma Information") is presented to reflect the estimated impact on Corning's Financial Statements of the following proposed or completed transactions (collectively, the "Transactions"):

* The acquisition of Damon in August 1993, at a total purchase price of approximately $405 million, including acquisition expenses. The transaction has been accounted for as a purchase.

* The merger with Costar in September 1993 in which Corning acquired all of the outstanding shares of common stock and options to purchase common stock of Costar for approximately 5.5 million shares of Corning Common Stock and options to purchase approximately 300,000 shares of Corning Common Stock. This acquisition has been accounted for as a pooling of interests. Corning's consolidated financial statements for periods prior to the acquisition have not been restated since the acquisition is not material to Corning's financial position or results of operations.

* The proposed acquisition of the optical fiber and optical cable business of NTL by Corning and Siecor for $130 million in cash and the proposed Vitro transaction (collectively, the "Pending Transactions.") The NTL transaction will be accounted for as a purchase. The Vitro transaction is described in
Note 4.

* The transaction with Unilab Corporation ("Unilab"),which was completed in November 1993, and other completed acquisitions (collectively, the "Other Completed Transactions") which individually and in the aggregate are not significant. The Unilab transaction is described in Note 5.

* The issuance of 8.0 million shares of Corning Common Stock in the Offering and the use of the net proceeds from the Offering to retire a portion of the short-term debt incurred in connection with the Pending Transactions.

The Unaudited Pro Forma Combined Statements of Income for the year ended January 3, 1993, and the forty weeks ended October 10, 1993, assume that the Transactions had been completed on December 30, 1991. The Unaudited Pro Forma Combined Balance Sheet at October 10, 1993, assumes that the Transactions had been completed by that date.

The Pro Forma Information gives effect only to the adjustments set forth in the accompanying notes and does not reflect any synergies anticipated by Corning management as a result of these acquisitions. The Pro Forma Information is not necessarily indicative of the results of operations or financial position which would have been achieved had the Transactions been completed as of the beginning of the earliest period presented, nor is it necessarily indicative of Corning's future results of operations or financial position.

The Pro Forma Information should be read in conjunction with the historical financial statements of Corning and Damon incorporated by reference into this Prospectus.

                                   Corning
               Unaudited Pro Forma Combined Statement of Income
                          Year Ended January 3, 1993
                   (in millions, except per share amounts)

                                                                                                     Pro Forma
                                                                                    ---------------------------------------------
                                                                        Other
                                                         Pending      Completed                                            As
                            Corning   Damon   Costar  Transactions   Transactions   Adjustments  Combined  Adjustments  Adjusted
                              (1)      (2)     (3)         (4)           (5)            (6)        (7)         (8)         (9)
                            --------- ------- -------- ------------- -------------- ------------- --------- ----------- ---------
Revenues
 Net sales                  $3,708.7  $317.0  $74.9       $77.4         $140.2                   $4,318.2               $4,318.2
 Royalty, interest and
   dividend income              35.3                                                                 35.3                   35.3
 Non-operating gains             7.0                                                  $  7.3(a)      14.3                   14.3
                            --------  ------  -------  ------------  -------------  ------------  --------  ----------- ---------


                             3,751.0   317.0   74.9        77.4          140.2           7.3      4,367.8                4,367.8
Deductions
 Cost of sales               2,411.3   203.1   39.8        59.4          109.6          16.6(b)   2,839.8                2,839.8
 Selling, general and
   administrative expenses     692.2    76.9   21.8         4.2           20.6                      815.7                  815.7
 Research and development
   expenses                    151.1            3.0         1.8                                     155.9                  155.9
 Provision for
  restructuring costs and
  other special charges         63.3                                                                 63.3                   63.3
 Interest expense               62.6    10.2    0.7                        3.8          31.7(d)     109.0    $ (8.4)(o)    100.6
 Other, net                     33.9    (0.7)  (0.1)                       3.4                       36.5                   36.5
                            --------  ------  -------  ------------  -------------  ------------  --------  ----------- ---------


Income before taxes on
  income                       336.6    27.5    9.7        12.0            2.8         (41.0)       347.6       8.4        356.0
Taxes on income                 92.5     5.6    3.6         4.0            0.9           4.5(f)     111.1       2.8(p)     113.9
                            --------  ------  -------  ------------  -------------  ------------  --------  ----------- ---------


Income before minority
  interest and equity
  earnings                     244.1    21.9    6.1         8.0            1.9         (45.5)       236.5       5.6        242.1
Minority interest in
  earnings of subsidiaries     (21.6)   (3.9)              (3.3)                         1.6(g)     (27.2)                 (27.2)


Equity in earnings of
  associated companies
  before cumulative effect
  of changes in accounting
  methods                       43.8                        6.3            8.6                       58.7                   58.7
                            --------  ------  -------  ------------  -------------  ------------  --------  ----------- ---------


Income Before
  Extraordinary Credit and
  Cumulative Effect of
  Changes in Accounting
  Methods                   $  266.3  $ 18.0  $ 6.1       $11.0         $ 10.5        $(43.9)    $  268.0    $  5.6     $  273.6
                            ========  ======  =======  ============  =============  ============  ========  =========== =========


Weighted Average Shares
  Outstanding                188.589                                                   5.500(h)   194.089     8.000(q)   202.089
                            ========                                                ============  ========  =========== =========


Per Common Share
Income Before
  Extraordinary Credit and
  Cumulative Effect of
  Changes in Accounting
  Methods                   $   1.40                                                             $   1.37               $   1.34
                            ========                                                ============  ========  =========== =========



(1) Represents the historical results of operations of the Company for the year ended January 3, 1993.
(2) Represents the historical results of operations of Damon for the year ended December 31, 1992.
(3) Represents the historical results of operations of Costar for the year ended December 31, 1992.
(4) Represents the historical results of operations of the business to be acquired in the NTL transaction and the impact of the Vitro transaction for the year ended December 31, 1992 and January 3, 1993, respectively.
(5) Represents the historical results of operations of Other Completed Transactions and the impact of the
Unilab transaction for the year ended December 31, 1992.
(6) See Note 2 to the Pro Forma Information--Statement of Income.
(7) Reflects the results of operations of the Company on a pro forma basis assuming the Transactions had been completed on December 30, 1991.
(8) See Note 2 to the Pro Forma Information--Adjustments to Reflect the Offering.
(9) Reflects the results of operations of the Company on a pro forma basis assuming the Transactions and the
Offering had been completed on December 30, 1991.






                                   Corning
               Unaudited Pro Forma Combined Statement of Income
                      Forty Weeks Ended October 10, 1993
                   (in millions, except per share amounts)

                                                                                                     Pro Forma
                                                                                    ---------------------------------------------
                                                                        Other
                                                         Pending      Completed                                            As
                            Corning   Damon   Costar  Transactions   Transactions   Adjustments  Combined  Adjustments  Adjusted
                              (1)      (2)     (3)         (4)           (5)            (6)        (7)         (8)         (9)
                            --------- ------- -------- ------------- -------------- ------------- --------- ----------- ---------

Revenues
 Net sales                  $2,921.8  $199.9  $52.9      $ 52.9         $93.2                    $3,320.7               $3,320.7
 Royalty, interest and
   dividend income              21.8                                                                 21.8                   21.8
 Non-operating gains             4.2                                                                  4.2                    4.2
                            --------  ------  -------  ------------  -------------  ------------  --------  ----------- ---------


                             2,947.8   199.9   52.9        52.9          93.2                     3,346.7                3.346.7
Deductions
 Cost of sales               1,889.5   129.4   29.2        44.6          76.2         $ 12.3(b)   2,181.2                2,181.2
 Selling, general and
   administrative expenses     564.8    58.1   14.9         4.7           8.2                       650.7                  650.7
 Research and development
   expenses                    128.9            2.2         1.3                                     132.4                  132.4
 Provision for
  restructuring costs and
  other special charges        207.0                                                   (55.0)(c)    152.0                  152.0
 Interest expense               63.9     5.6    0.4                       3.2           20.6 (d)     93.7    $ (6.4)(o)     87.3
 Other, net                     21.4     1.0    0.7                      (0.1)          (1.0)(e)     22.0                   22.0
                            --------  ------  -------  ------------  -------------  ------------  --------  ----------- ---------


Income before taxes on
  income                        72.3     5.8    5.5         2.3           5.7           23.1        114.7       6.4        121.1
Taxes on income                 13.5     2.1    1.7         0.8           2.1           12.2(f)      32.4       2.2(p)      34.6
                            --------  ------  -------  ------------  -------------  ------------  --------  ----------- ---------


Income before minority
  interest and equity
  earnings                      58.8     3.7    3.8         1.5           3.6           10.9         82.3       4.2         86.5
Minority interest in
  earnings of subsidiaries      (9.5)   (2.2)             (11.8)                         0.7(g)     (22.8)                 (22.8)


Equity in earnings of
  associated companies
  before cumulative effect
  of changes in accounting
  methods                       56.4                       22.1                                      78.5                   78.5
                            --------  ------  -------  ------------  -------------  ------------  --------  ----------- ---------


Income Before
  Extraordinary Credit and
  Cumulative Effect of
  Changes in Accounting
  Methods                   $  105.7  $  1.5  $ 3.8      $ 11.8         $ 3.6         $ 11.6     $  138.0    $  4.2     $  142.2
                            ========  ======  =======  ============  =============  ============  ========  =========== =========


Weighted Average Shares
  Outstanding                190.562                                                   4.950(h)   195.512     8.000(q)   203.512
                            ========                                                ============  ========  =========== =========


Per Common Share
Income Before
  Extraordinary Credit and
  Cumulative Effect of
  Changes in Accounting
  Methods                   $   0.55                                                             $   0.70               $   0.69
                            ========                                                ============  ========  =========== =========



(1) Represents the historical results of operations of the Company for the forty weeks ended October 10, 1993.
(2) Represents the historical results of operations of Damon for the seven months ended July 31, 1993.
(3) Represents the historical results of operations of Costar for the eight months ended August 31, 1993.
(4) Represents the historical results of operations of the business to be acquired in the NTL transaction for the nine months ended September 30, 1993 and the impact of the Vitro transaction for the forty weeks ending
October 10, 1993.
(5) Represents the historical results of operations of Other Completed Transactions through the acquisition date and the impact of the Unilab transaction for the nine months ended September 30, 1993.
(6) See Note 2 to the Pro Forma Information--Statement of Income.
(7) Reflects the results of operations of the Company on a pro forma basis assuming the Transactions had been completed on December 30, 1991.
(8) See Note 2 to the Pro Forma Information--Adjustments to Reflect the Offering.
(9) Reflects the results of operations of the Company on a pro forma basis assuming the Transactions and the
Offering had been completed on December 30, 1991.





                                   Corning
           Unaudited Pro Forma Combined Consolidated Balance Sheets
                               October 10, 1993
                   (in millions, except per share amounts)

                                                                                                Pro Forma
                                                                       ---------------------------------------------------------
                                                             Other
                                             Pending       Completed
                               Corning    Transactions   Transactions    Adjustments     Combined     Adjustments         As
                                 (1)           (2)            (3)            (4)            (5)           (6)        Adjusted(7)

                              ----------  -------------  -------------  --------------  -----------  -------------- ------------
   Assets
Current Assets
 Cash and short-term
   Investments                 $  121.2                     $   5.4                      $  126.6                      $  126.6
 Receivables, net                 793.6      $  6.8            12.4                         812.8                         812.8
 Inventories                      415.7         7.5             0.8                         424.0                         424.0
 Deferred taxes on income
   and other current assets       275.8                        (0.1)                        275.7                         275.7
                               ---------   ------------   ------------   -------------   ----------   -------------    ----------


   Total current assets         1,606.3        14.3            18.5                       1,639.1                       1,639.1
Investments                     1,009.5       (42.6)         (105.7)                        861.2                         861.2
Plant and Equipment, net        1,702.4        17.1           (18.7)                      1,700.8                       1,700.8
Goodwill and Intangible
  Assets, net                     801.0                       203.3         $180.1(i)     1,184.4                       1,184.4
Other Assets                      300.3                         0.2           12.0(j)       312.5                         312.5
                               ---------   ------------   ------------   -------------   ----------   -------------    ----------


                               $5,419.5      $(11.2)        $  97.6         $192.1       $5,698.0                      $5,698.0
                               =========   ============   ============   =============   ==========   =============    ==========


   Liabilities and
     Stockholders' Equity
Current Liabilities
 Loans payable                 $  609.8      $              $  (5.5)        $236.0(k)    $  840.3       $(238.7)(q)    $  601.6
 Accounts payable                 166.7         7.2             2.5                         176.4                         176.4
 Other accrued liabilities        619.7                        22.4           10.0(l)       652.1                         652.1
                               ---------   ------------   ------------   -------------   ----------   -------------    ----------


   Total current liabilities    1,396.2         7.2            19.4          246.0        1,668.8        (238.7)        1,430.1
Other Liabilities                 702.0                         1.1                         703.1                         703.1
Loans Payable Beyond One
  Year                          1,208.2                        70.0                       1,278.2                       1,278.2
Minority Interest in
  Subsidiary Companies            242.8       (97.3)                          25.0(m)       170.5                         170.5
Convertible Preferred Stock        25.9                                                      25.9                          25.9
Common Stockholders' Equity     1,844.4        78.9             7.1          (78.9)(n)    1,851.5         238.7(q)      2,090.2
                               ---------   ------------   ------------   -------------   ----------   -------------    ----------


                               $5,419.5      $(11.2)        $  97.6         $192.1       $5,698.0       $              $5,698.0
                               =========   ============   ============   =============   ==========   =============    ==========




(1) Represents the historical financial position of the Company at October 10, 1993.

(2) Represents the net assets of the business to be purchased in the NTL transaction and the impact of the
Vitro transaction at October 10, 1993.

(3) Represents the impact of the Unilab transaction at October 31, 1993.

(4) See Note 2 to Pro Forma Information--Balance Sheet.

(5) Reflects the financial position of the Company on a pro forma basis assuming the Transactions had been completed by October 10, 1993.

(6) See Note 2 to Pro Forma Information--Adjustments to Reflect the Offering.

(7) Reflects the financial position of the Company on a pro forma basis assuming the Transactions and the
Offering had been completed on October 10, 1993.


                                   Corning
         Notes to Unaudited Pro Forma Combined Financial Information

Note 1--Basis of Presentation:
The Unaudited Pro Forma Combined Statements of Income reflect the Company's results of operations for the year ended January 3, 1993, and the forty weeks ended October 10, 1993, on a pro forma basis assuming the Transactions had been completed as of December 30, 1991. The Unaudited Pro Forma Combined Balance Sheet at October 10, 1993, assumes that the Transactions had been completed by that date.

Corning management believes that the assumptions used in preparing the Pro Forma Information provide a reasonable basis for presenting all of the significant effects of the Transactions, that the pro forma adjustments give appropriate effect to those assumptions and that the pro forma adjustments are properly applied in the Pro Forma Information.

Note 2--Pro Forma Adjustments:

 Statement of Income
(a) The pro forma adjustment to non-operating gains represents the reversal of the $7.3 million pretax loss ($9.0 million after tax gain) on the formation of Corning Vitro on January 2, 1992. The pro forma adjustment is required as a result of the Vitro transaction described in Note 4.

(b) The pro forma adjustment to cost of sales represents the increase in amortization of the excess of cost over fair value of tangible net assets acquired in the Damon transaction, the Pending Transactions, and the Other Completed Transactions of $8.1 million, $6.2 million, and $2.3 million, respectively, for the year ended January 3, 1993, and $5.7 million, $4.8 million and $1.8 million, respectively, for the forty weeks ended October 10, 1993.

Including $40 million of anticipated costs to restructure Damon's facilities as a result of the integration of Corning's and Damon's operations, the excess of cost over fair value of tangible net assets acquired in the Damon transaction is $552 million. The excess of cost over fair value of tangible net assets acquired has been allocated to goodwill with a life of forty years. Management believes that fair value approximates book value for all tangible assets.

(c) The pro forma adjustment represents the elimination of one-time restructuring costs of $47.1 million related to closing MetPath facilities as a result of the integration of Damon and MetPath and $7.9 million of Costar transaction costs recorded in Corning's results for the forty weeks ended October 10, 1993.

(d) The pro forma adjustment to interest expense represents the interest on the debt incurred in connection with the Damon transaction, the Pending Transactions and the Other Completed Transactions of $20.5 million, $8.2 million and $3.0 million, respectively, for the year ended January 3, 1993, and $11.9 million, $6.3 million and $2.4 million, respectively, for the forty weeks ended October 10, 1993. The weighted average interest rate on the debt incurred in connection with the Damon transaction is 4.9% and on the Pending Transactions and Other Completed Transactions ranges from 3.5% to 6.7%.

Corning financed the Damon acquisition and the refinancing of approximately $167 million of indebtedness of Damon under short-term financing agreements entered into with certain banks to effect this transaction. During the third quarter of 1993, Corning refinanced a portion of this short-term financing by issuing approximately $200 million of longer-term debt. The pro forma adjustment for interest expense related to the Damon transaction is calculated as the weighted average of short-term and longer-term interest rates.

(e) The pro forma adjustment represents the elimination of approximately $1 million of one-time costs incurred by Damon in connection with a terminated merger agreement with National Health Laboratories Incorporated ("NHL") which were charged to results of operations for the seven months ended July 31, 1993.

(f) The pro forma adjustment to tax expense represents the tax effect of the adjustments detailed in notes (a), (b), (c), (d) and (e) above. This adjustment is calculated at Corning's historical effective tax rate.

(g) The pro forma adjustment to minority interest represents the applicable minority interest on the historical earnings and pro forma adjustments of the Pending Transactions and Other Completed Transactions.

(h) The pro forma adjustment to weighted average shares outstanding represents the issuance of 5.5 million shares to complete the Costar merger in September 1993.

 Balance Sheet
(i) The pro forma adjustment to goodwill represents the incremental goodwill and other intangibles arising from the Pending Transactions of $180.1 million.

(j) The pro forma adjustment to other assets primarily relates to deferred tax assets arising in connection with the Pending Transactions.

(k) The pro forma adjustment to short-term debt represents the incremental debt to finance the Pending Transactions.

(l) The pro forma adjustment to other liabilities primarily relates to reserves for integration costs of the Pending Transactions.

(m) The pro forma adjustment to minority interest represents a capital contribution by a partner to finance one of the Pending Transactions.

(n) The pro forma adjustment to common stockholders' equity represents the elimination of the net assets of the Pending Transactions accounted for using the purchase method of accounting.

 Adjustments to Reflect the Offering
(o) The pro forma adjustment to interest expense reflects the decrease in interest expense assuming the issuance on December 30, 1991 of 8.0 million shares of Corning Common Stock at an assumed price of $31.00 per share (net of $9.3 million of underwriting commissions), and the use of the net proceeds thereof to retire the indebtedness incurred in connection with the Pending Transactions.

(p) The pro forma adjustment to tax expense reflects the tax effects of the adjustment detailed in note (o) above.

(q) The pro forma adjustment to short-term debt and common stockholders' equity assumes the issuance on December 30, 1991 of 8.0 million shares of Corning Common Stock at an assumed price of $31.00 per share (net of $9.3 million of underwriting commissions).

Note 3--Earnings Per Share:
Earnings per common share are computed by dividing net income less preferred dividends by the weighted average of common shares outstanding during each period. Preferred dividends amounted to $2.2 million and $1.6 million during the year ended January 3, 1993, and the forty weeks ended October 10, 1993, respectively.

Note 4--Vitro Transaction:
On January 2, 1992, Corning entered into an alliance with Vitro, by transferring 49% of its consumer-housewares businesses to Vitro, in exchange for 49% of Vitro's consumer-products businesses and approximately $137 million in cash. The alliance consists of two jointly owned companies. Corning owns 51% of Corning Vitro and consolidates its financial statements. Until December 21, 1993, Corning owned 49% of Vitro Corning and accounted for its investment under the equity method.

On December 14, 1993, Vitro and the Company reached an agreement in principle whereby, in two separate transactions, Vitro purchased in December, 1993, the shares of capital stock of Vitro Corning owned by the Company and the Company will purchase in early 1994 the shares of capital stock of Corning Vitro held by Vitro. The net cost to Corning of the two transactions will be $131 million. Corning and Vitro will continue their consumer products alliance through cross distribution and supply agreements. Corning will finance the payment to Vitro with the proceeds of the Offering.

Note 5--Unilab Transaction:
Corning, through a wholly owned subsidiary, owned 43% of Unilab. In November 1993, Corning acquired 100 percent of certain Unilab facilities in exchange for a majority of the Unilab shares owned by Corning, the assumption of approximately $70 million of Unilab debt and Corning's investment in J.S. Pathology PLC ("J.S. Pathology"). Corning retained a 12% equity investment in Unilab.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1992 Performance
In 1992, Corning posted another year of record operating performance. Consolidated sales rose 14% from 1991, as all segments recorded higher dollar volumes. Gains in the Communications and Laboratory Services segments led consolidated sales growth during 1992.

In 1992, Corning recorded a charge of $294.8 million ($1.56 per common share) to reflect the cumulative effect of adoption of FAS 106 for all consolidated and equity companies and a gain of $8.2 million ($0.04 per common share) to reflect Corning's equity in the cumulative effect of adoption of FAS 109 by an equity company. In addition, earnings were reduced by $21.3 million ($0.11 per common share) due to the increase in ongoing postretirement benefit expense caused by the adoption of FAS 106. As a result of these charges, Corning recorded a net loss of $12.6 million ($0.08 per common share) in 1992 compared with net income of $316.8 million ($1.69 per common share) in 1991.

Earnings from consolidated operations increased 12% in 1992 despite the significant impact of a restructuring charge and the increased ongoing postretirement benefit expense due to the adoption of FAS 106. Earnings growth in consolidated operations, which was led by the Communications and Laboratory Services segments, resulted from increased volume, improved operating efficiencies and continued emphasis on effective cost control programs. Acquisitions in the Laboratory Services segment also contributed to the earnings improvement.

The increase in earnings from consolidated operations was substantially offset by a decline in equity earnings. This decline was primarily attributable to reduced earnings at Dow Corning and losses at both Vitro Corning and Unilab partly offset by improved performance at Samsung-Corning Company Ltd. ("Samsung-Corning") in Korea.

In 1992, Corning's earnings were significantly impacted by accounting changes and, in both 1991 and 1992, by other unusual items. Excluding these items, net income and earnings per share increased in both years.

1993 Performance
Consolidated sales for the forty weeks ended October 10, 1993 were $2,921.8 million, an increase of 8 percent over the same period in 1992. Approximately one fourth of this increase resulted from acquisitions completed in the past 12 months. Net income for the 1993 forty week period totaled $105.7 million, or $0.55 per share, and was significantly impacted by restructuring and other special charges recorded in the third quarter. During the same period in 1992, the Company reported a loss of $53.8 million, or $0.29 per share, primarily due to the one time impact of accounting changes in the first quarter 1992 and charges associated with Dow Corning's terminated breast implant business offset somewhat by net non-operating gains. Excluding the impact of these items and extraordinary credits in both years, net income for the first forty weeks totaled $233.1 million, or $1.21 per share, in 1993 compared to $234.5 million, or $1.24 per share, in 1992.

The restructuring and other special charges recorded in the third quarter 1993 included $207 million ($120.5 million after tax and minority interest) of charges against consolidated operations and a $9.5 million reduction in equity earnings as a result of a restructuring charge taken by Vitro Corning. The consolidated charges included $36.5 million ($22 million after tax) of settlement and related legal expenses incurred in the compromise agreement between MetPath and the Civil Division of the DOJ concerning the marketing, sale, pricing and billing of certain laboratory tests; and a restructuring charge totaling $170.5 million ($98.5 million after tax and minority interest) as a result of costs to integrate the Damon and Costar acquisitions and a planned restructuring program announced October 6, 1993 to reduce overhead costs during the next 12 to 14 months.

Earnings from consolidated operations for the first forty weeks of 1993, excluding restructuring and other special charges and non-operating gains and losses, declined 3 percent when compared to the same period last year primarily due to weak third quarter results following modest growth in the first half of 1993. The decline in third quarter earnings from consolidated operations was principally due to weak performance in the consumer products segment and other cyclical businesses, particularly in Europe. In addition, lower prices reduced the rate of growth in both the MetPath blood testing business and the optical fiber and cable businesses. Earnings were also impacted by increased interest expense on debt incurred to finance the acquisition of Damon and capital expansion programs.

Excluding the 1993 restructuring charge at Vitro Corning and the 1992 charges associated with Dow Corning's terminated breast implant business, equity earnings for the first forty weeks of 1993 increased 5 percent over the first forty weeks of 1992. The increase in equity earnings is primarily a result of improved performance at Samsung Corning and Dow Corning. These gains were offset somewhat by continued poor performance at Vitro Corning and a decline in earnings from optical-fiber equity companies as a result of declining fiber prices and the weak European economies.

Industry Segments
Corning's products and services are grouped into four industry segments:
Specialty Materials, Communications, Laboratory Services and Consumer Products. The sales and earnings of equity affiliates are discussed in terms of these same four industry segments. The 1992 results of certain businesses transferred from Corning Vitro to the Specialty Materials segment of Corning have been reclassified to conform to the current year's presentation. The effect of this reclassification is to increase 1992 sales and income before taxes of the Specialty Materials segment and decrease 1992 sales and income before taxes of the Consumer Products segment by $16.2 million and $6.1 million, respectively.

Corning recorded a restructuring charge totaling $170.5 million pretax in the third quarter of 1993. Included in this pretax charge is approximately $47 million of anticipated costs to close MetPath facilities as a result of the integration of the Damon acquisition, approximately $8 million of transaction expenses related to the Costar acquisition and approximately $40 million related to restructuring programs already underway in the consumer products segment. The remaining $75 million is primarily a reserve for a corporate-wide restructuring program announced on October 6, 1993 to reduce overhead expenses over the next 12 to 14 months. The following segment overview excludes the entire $170.5 million restructuring charge.

Specialty Materials
(In millions)

                             Forty weeks ended(a)         Fiscal year ended
                         ---------------------------    --------------------
                          October 10,    October 4,      Jan. 3,    Dec. 29,
                             1993           1992          1993        1991
                          -----------   ------------     --------   --------
Consolidated sales          $569.4         $560.8       $750.1(b)    $704.4
Income before taxes           75.2           70.1         93.8(b)(c)   92.2


(a) Both forty week periods include the incremental expense from the adoption of FAS 106.
(b) Reclassified to conform to the current year presentation.
(c) Includes $8.5 million of incremental expense due to the adoption of FAS 106.

Consolidated operations:
Consolidated sales of this segment increased in 1992. Earnings in this segment increased despite the significant impact of weak worldwide economies and the adoption of FAS 106 in 1992.

Worldwide sales and earnings in the environmental products division led the growth in this segment during 1992. Legislation mandating the use of pollution-control devices drove the increase in demand. Worldwide manufacturing reconfiguration and benefits from Corning's quality programs, such as "Partnership in the Workplace", resulted in manufacturing gains and earnings improvement in this division in 1992.

Sales volume in 1992 in the science-products business increased at a moderate pace over the prior year primarily due to the rapidly growing market for plastic products and Corning's introduction of new products. Earnings gains in the plastic-products business resulted from significantly improved manufacturing efficiencies. This gain was partly offset by earnings declines in the glass-products business. Glass manufacturing operations were negatively impacted as a result of major tank-shutdown and rebuilding projects.

Sales growth in the worldwide optical-products business was constrained in 1992 by weak worldwide economic conditions causing a decline in earnings of this business. Sales and earnings in the lighting business increased in 1992. Earnings grew in line with sales gains as the demand for new specialty and commercial lighting products offset slowed growth in automobile lighting components.

Consolidated sales for the first forty weeks of 1993 were up over the prior year primarily due to a strong performance by the science-products business which included one month of Costar sales. Year to date earnings of the science-products business have exceeded last year's full year earnings due to strong vol-umes and manufacturing efficiencies in both the plastic and glass product lines. The environmental-products and optical businesses have experienced solid sales and earnings growth in the United States, but have been negatively impacted by weak European economies. The weak European economies have also influenced sales and earnings of the process systems business. Product mix changes in the advanced materials business resulted in reduced sales but increased profitability.

Equity companies:

(In millions)                                Forty weeks ended           Fiscal year ended
                                        ---------------------------    ----------------------
                                        October 10,     October 4,      Jan. 3,      Dec. 29,
                                            1993           1992           1993         1991
                                         -----------   ------------    ----------    --------
Net sales                                 $1,718.3       $1,663.6       $2,230.6     $2,090.5
Corning's share of net income(a)              47.7           20.9           20.3         83.5

(a) Before equity in changes in accounting methods but including $24.5 million and $37.7 million of special charges in the first forty weeks and full year 1992, respectively.


Corning is an investor in and receives income from a number of equity companies in the Specialty Materials segment, including Pittsburgh Corning Corporation and Pittsburgh Corning Europe, N.V. (together, "Pittsburgh Corning") and Dow Corning. Dow Corning's sales increased in 1992; however, earnings declined in 1992 due primarily to charges associated with its terminated breast implant business and restructuring charges. Dow Corning's operating income also declined in 1992 as a result of the impact of weak worldwide economies, losses incurred on terminated foreign-exchange related contracts and the increase in postretirement benefit expense caused by the adoption of FAS 106.

Corning also has equity investments in several developing businesses such as stationary emission control devices and ceramic cooktops. Profitability in these businesses in 1992 was impacted by continued investment in new technologies and market development.

Dow Corning's sales for the first forty weeks of 1993 increased over the prior year. Excluding the impact of the 1992 charges associated with Dow Corning's terminated breast implant business, Dow Corning's earnings increased. Dow Corning's results continue to be impacted by weak economies in Europe and Japan.

In September 1993, Dow Corning announced that a proposal had been developed to settle on a global basis matters involved in litigation over silicone-gel breast implant products. The proposal, which is being reviewed by representatives of the plaintiffs and defendants in such litigation, contemplates that industry participants (including manufacturers, raw material suppliers, insurance carriers, physicians and other health care providers) would jointly fund $4.75 billion over a 30-year period. On January 14, 1994 Dow Corning announced that it would take a pre-tax charge against earnings for the fourth quarter of 1993 of $640 million ($415 million after-tax) to reflect its best estimate, as of that date, of the net present value of its potential liability and costs, net of the recoveries it expects to receive from its insurance carriers, as a result of its involvement in the breast implant litigation. Dow Corning noted in this announcement that as breast implant litigation settlement negotiations continue additional facts and circumstances may develop which may require Dow Corning to revise this estimate or to make additional provisions to reflect any additional costs of resolving this matter.

On that same date, Corning announced that, as a result of Dow Corning's decision to take this charge, Corning would record a charge of $203 million after-tax against its equity in earnings of associated companies for the fourth quarter of 1993 and against the carrying value of its investment in Dow Corning at the end of fiscal 1993. Corning does not believe that its share of any additional charge taken by Dow Corning resulting from the proposed settlement will have a material adverse effect upon Corning's overall financial condition. However, it is possible that Corning's share of any such charge taken by Dow Corning will have a materially adverse effect upon Corning's earnings in the quarter in which any such charge is recognized by Dow Corning.

Communications

(In millions)                     Forty weeks ended(a)        Fiscal year ended
                               --------------------------   ---------------------
                               October 10,    October 4,      Jan. 3,    Dec. 29,
                                  1993           1992          1993        1991
                               -----------   -----------     ---------   --------
Consolidated sales               $886.4         $763.7       $1,036.6     $901.8
Income before tax                 198.6          170.5          230.1(b)   189.1

(a) Both forty week periods include the incremental expense due to the adoption of FAS 106.

(b) Includes $9.1 million of incremental expense due to the adoption of FAS 106.


Consolidated operations:
Consolidated sales and earnings in this segment increased significantly in 1992. This performance was driven by continued strong growth in worldwide demand for optical fiber and optical cable. Volume growth in the advanced display products business also made a positive contribution.

Sales and earnings of Corning's optical-fiber and optical-cable businesses increased significantly in 1992. Market growth was led by the increased use of fiber-optic cable in the feeder portions of telephone networks and the rapidly growing use of fiber in cable television systems. In 1992, Corning completed the expansion of its Wilmington, N.C., optical-fiber manufacturing facility which represents a vital investment in technological leadership in this industry. Siecor also expanded its cable manufacturing capacity as its volume continued to grow with the market. To provide additional revenue growth in future years, Corning has invested substantially in the development of several businesses in this segment. These businesses include primarily a variety of optical components to bring optical fiber to the home.

Sales volume in the advanced display products business, which produces liquid-crystal display glass, increased substantially in 1992 after doubling in 1991. Profitability was impacted by continued significant investment into research and development to enhance Corning's leadership position as the largest supplier of this high purity glass. The primary application to date for this material has been in color displays for personal computers. To strengthen Corning's position in the Japanese marketplace and meet customer demands, Corning sold an equity interest totaling approximately 20% in this business to Japanese investors in 1992 and 1991.

Sales volume in the conventional-video components (primarily glass for television bulbs) and projection-video businesses increased in 1992 following relatively flat sales in 1991. Product mix continues to shift from medium to larger size video components which contributed to the sales increase. Earnings were up in 1992 after a slight decline in 1991 as a result of higher volume and manufacturing efficiency gains.

In 1992, Corning acquired Biosym Technologies, Inc. ("Biosym"), a worldwide scientific software company. Biosym specializes in the development, marketing and support of computer-aided molecular design software which, using information display technology, streamlines the processes of discovering, developing and bringing to market new drugs, chemicals and materials through research at the atomic level. For Corning, this acquisition represents an entry into the molecular modeling industry and is consistent with Corning's commitment to materials research and to the delivery of high-quality scientific services.

Sales of optical fiber and optical cable for the first forty weeks of 1993 increased as worldwide demand continued to contribute to improved volumes which more than offset price reductions. Although year to date earnings of the optical fiber and optical cable businesses increased over the prior year, the rate of growth slowed in the third quarter due to aggressive pricing to secure long-term supply contracts.

Sales in the advanced display products business have grown significantly as the demand for liquid-crystal display glass continues to grow. Solid manufacturing gains have resulted in this business operating profitably in the first forty weeks of 1993 despite continued strategic investments in research and development. Sales and earnings in both the conventional-video components and the projection video businesses increased in the first forty weeks of 1993 as a result of increased demand and continued manufacturing gains. The profitability of this segment continues to be impacted by investments in developing businesses.

Equity companies:
(In millions)

                                        Forty weeks ended         Fiscal year ended
                                    -------------------------    --------------------
                                    October 10,    October 4,    Jan. 3,    Dec. 29,
                                       1993           1992        1993        1991
                                   -----------     ----------    -------   ---------
Net sales                             $509.2         $511.8      $685.8      $609.1
Corning's share of net income           28.0           27.4        37.4        25.8

Samsung-Corning produces glass panels and funnels in Korea for entertainment television and display monitors. Samsung-Corning's sales and earnings increased substantially in 1992, primarily as a result of increased volume and improved manufacturing performance. Sales and earnings of Corning's optical-fiber equity companies remained level in 1992 following a significant increase in 1991 primarily as a result of adverse market conditions in the United Kingdom.

Sales and earnings of Samsung-Corning were up in the first forty weeks of 1993 due to modest sales growth which continues to reflect the recovery in the Korean marketplace, the strength of the Japanese Yen and lower interest costs. Sales and earnings of the optical-fiber equity companies for the first forty weeks of 1993 declined from 1992 levels primarily as a result of declining fiber prices and the weak European economies.

Laboratory Services
(In millions)

                                    Forty weeks ended          Fiscal year ended
                                 -------------------------   ---------------------
                                October 10,    October 4,     Jan. 3,     Dec. 29,
                                    1993          1992         1993         1991
                                 -----------   -----------    --------   ---------
Consolidated sales                 $933.2        $845.0      $1,149.8      $884.3
Income before tax                   122.9(a)      149.1         203.1       155.5

(a) Includes $36.5 million charge for the MetPath settlement.

Consolidated operations:
Consolidated sales and earnings in this segment achieved record levels in 1992 reflecting the strong performance of existing businesses and growth from strategic acquisitions. The impact of FAS 106 on this segment was not material.

The laboratory-services businesses operate as a wholly owned subsidiary called Corning Lab Services, Inc. ("CLSI"). CLSI competes in three different areas of the laboratory services market; namely, clinical-laboratory testing through its MetPath division, pharmaceutical testing, and environmental-laboratory testing through its Enseco division ("Enseco").

MetPath, the clinical-laboratory testing business of CLSI, reported significant sales and earnings growth in 1992. This growth reflected the success of MetPath's continuing focus on regional markets and expansion through acquisitions. Several laboratories were acquired in the last three years, primarily in the Central and Eastern regions of the United States and in Europe, accounting for approximately 25% of this business' growth in revenues. In addition, emphasis on preventive medicine and changing demographics, coupled with the introduction of new diagnostic tests, contributed to the increased demand for clinical-laboratory testing services.

Sales in the pharmaceutical-testing businesses, consisting of Hazleton, G.H. Besselaar Associates ("Besselaar") and SciCor, Inc. ("SciCor"), increased in 1992. Earnings also improved significantly in 1992 primarily as a result of cost reduction actions taken by Hazleton in response to the previous year's lower than expected volume. Sales and earnings at Besselaar increased in 1992. To complement and expand the existing contract research organization, SciCor was acquired in 1991. SciCor performs clinical laboratory tests and data management for patients in clinical trials of new drug compounds. SciCor's sales and earnings showed strong improvement in 1992 over 1991.

Sales at Enseco, the environmental-laboratory testing business of CLSI, increased in 1992 primarily due to the late 1991 acquisition of Wadsworth/ALERT Laboratories Inc. Earnings increased substantially over 1991 as a result of improved operations and cost reduction programs.

MetPath accounted for the majority of the increased sales of this segment in the first forty weeks of 1993. Approximately two-thirds of MetPath's growth resulted from increased volume and one-third resulted from the acquisition of Damon. Although volume was up, gains were not as high as expected due to the current uncertainty in the health care industry. Pricing pressure has become stronger in this business as a result of a higher mix of business from lower priced managed care clients. Excluding the impact of the settlement with the DOJ, MetPath's earnings for the first forty weeks of 1993 were up only slightly when compared with 1992. Sales and earnings in the pharmaceutical-testing businesses showed solid growth primarily due to strong performance at Hazleton and SciCor. Sales and earnings in the environmental-laboratory testing businesses declined slightly in the first forty weeks of 1993 due to weak market conditions. Price pressures in this segment are expected to continue and cost reduction actions are being implemented.

In September 1993, MetPath recorded a charge of $36.5 million to reflect the settlement and related legal expenses associated with its compromise agreement with the DOJ to settle claims brought on behalf of the Inspector General. The claims related to the marketing, sale, pricing, and billing of certain blood test series provided to Medicare patients. The settlement does not constitute an admission by MetPath with respect to any issue arising from the civil action. In the third quarter 1993, MetPath, along with other major clinical laboratories, received subpoenas for additional information relating to certain other tests. In addition, certain payors are reviewing their reimbursement practices for laboratory tests in response to recent announcements by certain competitors and continued pressure by government agencies. The outcome of these events is uncertain but could negatively impact revenue and earnings growth.

Equity companies:
(In millions)

                                        Forty weeks ended         Fiscal year ended
                                    -------------------------     -------------------
                                    October 10,    October 4,    Jan. 3,    Dec. 29,
                                       1993           1992        1993        1991
                                    -----------   -----------    -------   ---------
Net sales                              $16.1         $117.9      $228.4      $198.7
Corning's share of net income
  (loss)                                (0.3)          (7.3)       (8.5)        0.7

Equity losses in 1992 in this segment are primarily related to Unilab which is currently accounted for using the cost method of accounting for investments. At year end 1992, Corning owned 43% of Unilab and accounted for the investment using the equity method. In January 1993, Corning signed a definitive agreement with Unilab which contemplated that Corning would acquire 100% of certain Unilab facilities (with gross revenues of approximately $85 million) in exchange for a majority of the Unilab shares owned by Corning, the assumption of approximately $70 million of Unilab debt and Corning's investment in J.S. Pathology. This transaction was approved by the Unilab stockholders and completed on November 10, 1993. Corning retained a 12% equity investment in Unilab.

Consumer Products
(In millions)

                                   Forty weeks ended(a)         Fiscal year ended
                                 -------------------------    ----------------------
                                 October 10,    October 4,      Jan. 3,     Dec. 29,
                                    1993           1992          1993         1991
                                 -----------   -----------     ----------   --------
Consolidated sales                 $532.8         $542.9        $772.2(b)    $768.7
Income (loss) before taxes            7.8           22.7         (20.3)(b)(c)  57.7

(a) Both forty week periods include the incremental expense due to the adoption of FAS 106.

(b) Reclassified to conform to the current year presentation.

(c) Includes restructuring charge of $63.3 million and $6.3 million of incremental expense due to the adoption of FAS 106.


Consolidated operations:
Consolidated sales in the Consumer Products segment increased in 1992. However, sales and earnings continue to be impacted by weak worldwide economies. In 1992, the restructuring provision for this segment's Brazilian operations and an increase in postretirement benefits expense due to the adoption of FAS 106 resulted in a loss.

On January 2, 1992, Corning entered into an alliance with Vitro, a major Mexican industrial group. The new alliance combined Corning's consumer housewares businesses and Vitro's consumer businesses into two jointly owned companies. The United States-based company, Corning Vitro, serves Corning's worldwide markets and is led by Corning management. Corning owns 51% of this company and consolidates its financial statements. The second company, Vitro Corning, is based in Mexico and is led by Vitro management. Until December 21, 1993, Corning owned 49% of this company and accounted for its investment under the equity method.

On December 14, 1993, Vitro and the Company reached an agreement in principle whereby, in two separate transactions, Vitro purchased in December 1993, the shares of capital stock of Vitro Corning owned by the Company and the Company will purchase in early 1994 the shares of capital stock of Corning Vitro currently owned by Vitro. The net cost to Corning of the two transactions will be $131 million. Corning and Vitro will continue their consumer products alliance through cross distribution and supply agreements. Corning will finance the payment to Vitro with the proceeds of the Offering.

Sales volume increased in the United States and Asia Pacific in 1992. The volume growth in the United States came primarily from the sale of Vitro product lines. The sales volume increase was partially offset by a continued slow-down in European consumer markets and significant declines in Brazil due to unstable economic conditions. Continued weak worldwide economic conditions, particularly in Brazil, affected all product lines equally with the exception of Corelle(R) dinnerware which recorded volume increases around the world, reflecting growth from new product introductions.

Earnings of this segment declined in 1992. Worldwide cost reduction programs and manufacturing efficiency gains in the United States were offset by lower than expected volumes in Brazil and Europe. In 1992, Corning Vitro decided to restructure and discontinue operations in Brazil due to continued significant losses. As a result, a restructuring provision of $63.3 million pre-tax was recorded in 1992.

Sales in the Serengeti(R) sunglass product lines increased in 1992 as new product introductions contributed to international growth. Earnings in 1992 were reduced by promotions and marketing programs to support these new product introductions.

Sales and earnings of the consumer products segment for the first forty weeks of 1993 declined in comparison to 1992 due to the combined impact of a poor worldwide economic and retail sales environment and the impact of reduced manufacturing efficiencies caused by lower volume. Sales in the United States and Canada, which were up slightly when compared with last year, continue to be impacted by low consumer confidence. The recession in Europe continues to impact sales volumes in all major markets. The profitability of all product lines has been affected by promotional activities and reduced volumes.

Equity companies:
(In millions)

                                               Forty weeks ended         Fiscal year ended
                                           -------------------------    -------------------
                                           October 10,    October 4,    Jan. 3,    Dec. 29,
                                              1993           1992         1993       1991
                                           -----------   -----------     -------   --------
Net sales                                    $212.0         $207.7       $273.4      $87.7
Corning's share of net income (loss)          (19.0)(a)       (2.7)        (5.4)       1.7


(a) Includes a $9.5 million restructuring charge at Vitro Corning.

Equity earnings declined in 1992 as the result of equity losses recorded from the first year of operations of Vitro Corning, due primarily to adverse retail market conditions in Mexico. Equity earnings from Corning's interest in CALP S.p.A., an Italian manufacturer of crystal stemware, were relatively unchanged in 1992.

Equity earnings in 1993 continue to be negatively impacted by the poor operating results of Vitro Corning, due in part to an increase in foreign competition in Mexico compounded by the strengthening of the Mexican Peso.

Other Revenues and Deductions
Non-operating gains and losses: During the first forty weeks and full year 1992, Corning recognized net non-operating gains from consolidated operations totaling $7.0 million ($21.7 million after-tax), including a gain of $10.1 million (before- and after-tax) from the sale of an additional equity interest in Corning Japan and a pre-tax loss of $7.3 million ($9.0 million after-tax gain) from the formation of the consumer housewares venture with Vitro.

In 1991, Corning recognized net non-operating gains from consolidated operations totaling $8.1 million ($14.6 million after-tax) which included a gain of $5.3 million (before- and after-tax) on the sale of an equity interest in Corning Japan.

During the first forty weeks of 1993, Corning recognized a non-operating gain totaling $4.2 million ($2.6 million after-tax).

Provision for restructuring and other special charges: In 1992, Corning recorded a provision of $63.3 million ($32.1 million after tax of $22.9 million and minority interest of $8.3 million) as a result of Corning Vitro's decision to restructure its Brazilian operations.

During the first forty weeks of 1993, Corning recorded a restructuring charge of $170.5 million ($98.5 million after tax of $64.6 million and minority interest of $7.4 million) as a result of costs to integrate the Damon and Costar acquisitions and as a result of a planned company-wide restructuring program announced October 6, 1993, to reduce overhead costs during the next 12 to 14 months.

Also during the first forty weeks of 1993, MetPath reached a compromise agreement with the Civil Division to settle claims brought on behalf of the Inspector General. The claims related to the marketing, sale, pricing and billing of certain blood test series provided to Medicare patients. MetPath recorded a charge of $36.5 million ($22.0 million after tax) to reflect the settlement and related legal expenses. The settlement does not constitute an admission by MetPath with respect to any issue arising from the civil action.

Equity earnings: In 1992, Corning recognized a $37.7 million reduction in equity earnings which included $24.5 million of costs associated with Dow Corning's terminated breast implant business in the first forty weeks of 1992 and $13.2 million of restructuring charges associated with Dow Corning's exit from its Brazilian operations and other cost reduction programs in the fourth quarter 1992.

In 1991, Corning recognized an $8.2 million reduction in equity earnings to reflect a charge recorded by Dow Corning for costs associated with its terminated breast implant business.

In the first forty weeks of 1993, Corning recognized a $9.5 million reduction in equity earnings as a result of a restructuring charge taken by Vitro Corning.

Taxes
Corning's effective tax rate varies between years due primarily to the impact of certain non-operating gains and losses and restructuring and other special charges. The effective tax rates, excluding these items, were 33 percent and 37 percent in 1992 and 1991 respectively, and 33 percent and 34 percent for the first forty weeks of 1993 and 1992, respectively. The lower 1992 and 1993 rates primarily result from repatriation programs and the increased utilization of tax credits.

On August 11, the Revenue Reconciliation Act of 1993 (the "Act") was signed into law. The Act increased the U.S. corporate statutory tax rate from 34 percent to 35 percent for years beginning after December 31, 1992, changed the deductibility of certain expenses, and extended certain tax credits. The increase in the statutory tax rate resulted in a gain from the revaluation of Corning's net deferred tax assets in the third quarter which lowered the 1993 effective tax rate somewhat. Excluding this gain, the Act should not have a material impact on Corning's annual tax rate.

Liquidity and Capital Resources
Corning's working capital declined to $465.2 million at the end of 1992 from $521.0 million at the end of 1991. The ratio of current assets to current liabilities was 1.6 at the end of 1992 compared with 1.7 at the end of 1991. During 1992, Corning issued $155 million of long-term debt. Corning's ratio of long-term debt to total capital increased to 28% at the end of 1992 from 24% at the end of 1991. The increase in this ratio is primarily a result of the reduction in equity associated with the adoption of FAS 106.

Corning's working capital position at January 3, 1993 was reinforced by available bank credit lines of $455 million and the ability to issue up to $150 million of medium- and long-term debt under existing shelf-registration statements filed with the Commission. During the first half 1993, Corning issued $100 million of medium-term notes under such registration statements.

Corning's working capital decreased from $465.2 million at the end of 1992 to $210.1 million at October 10, 1993. The ratio of current assets to current liabilities was 1.2 at October 10, 1993 compared to 1.6 at year-end 1992. Corning's long-term debt as a percentage of total capital was 36 percent at the end of the third quarter, compared to 28 percent at year-end 1992. The variance in these ratios is primarily due to the financing of the Damon acquisition.

In July 1993, Corning increased its available bank credit lines by $100 million and borrowed $600 million under short-term financing agreements with two banks to finance the acquisition of Damon for approximately $405 million in cash and the refinancing of approximately $167 million of Damon's debt. In August 1993, Corning filed a shelf registration statement with the Commission to increase the amount of registered debt securities from $50 million to $500 million. During the third quarter, Corning issued $200 million of debt securities in public offerings and used the proceeds of such offerings to repay a portion of the acquisition debt. Corning intends to refinance a significant portion of the remaining acquisition debt with the proceeds of an offering of equity securities in 1994.

Cash Flows
Cash and short-term investments declined during 1992 by $74.5 million primarily due to investing activities and financing activities which used cash of $418.6 million and $146.1 million, respectively, offset by operating activities which provided cash of $495.1 million. Cash and short-term investments increased in 1991 by $74.6 million primarily as a result of operating activities which provided cash of $471.0 million offset by investing and financing activities which used cash of $359.6 million and $34.3 million, respectively. Cash flows from operating activities were relatively unchanged in comparison to 1991.

Cash used in investing activities increased in 1992 over 1991 primarily due to increased investments in plant and equipment and acquisitions in the Laboratory Services segment, partially offset by the receipt of approximately $137 million of net proceeds from the formation of Corning Vitro and Vitro Corning. Capital additions increased in 1992 primarily due to the continued expansion of the Wilmington, N.C., optical-fiber manufacturing facility, the construction of additional facilities to support MetPath's growth and the construction of a new corporate headquarters building. The Company's 1993 capital expenditures are expected to increase, primarily due to a significant expansion of the liquid-crystal display manufacturing facility in Japan.

In 1992, cash used in financing activities increased significantly due to higher levels of Common Stock repurchases and dividend payments. Corning repurchased 2,910,500 and 1,989,000 shares of its Common Stock in 1992 and 1991, respectively, pursuant to a systematic plan authorized by the Board of Directors. This activity is designed to provide shares for Corning's various employee-benefit programs. Corning suspended its share repurchase program in May 1993 to conserve cash for acquisition purposes.

Dividends paid to holders of Common Stock in 1992 totaled $176.7 million, compared with $92.6 million in 1991. The higher 1992 payment resulted from a $0.15 per share special dividend declared in 1991 and paid in 1992 and the payment of the fourth quarter 1992 dividend prior to the end of fiscal 1992. Excluding these special payments, the increase in dividends paid was caused by an increase in the dividend rate of 17% in 1992 and an increase in the number of shares of Common Stock outstanding.

Cash and short-term investments declined by $11.9 million and $98.6 million during the first forty weeks of 1993 and 1992, respectively. The $11.9 million decline in the first forty weeks of 1993 is primarily due to investing activities which used cash of $714.6 million offset by operating and financing activities which provided cash of $157.5 and $542.9 million, respectively. The $98.6 million decline in the first forty weeks of 1992 was caused by investing and financing activities which used cash of $303.4 million and $21.5 million, respectively, offset by cash provided by operating activities of $223.5 million.

Net cash provided by operating activities decreased in the first forty weeks of 1993 from the comparable period in 1992 primarily due to the payment by MetPath to the DOJ and the suspension of dividend payments from Dow Corning.

Net cash used in investing activities increased significantly in the first forty weeks of 1993 compared with the same period in 1992 primarily due to the acquisition of Damon for approximately $405 million and the telecommunications business of GTE Control Devices Incorporated for approximately $45 million. Capital spending increased only slightly in the first forty weeks of 1993 compared with the same period in 1992 due to the timing of payments on several large projects. Total 1993 capital spending is expected to exceed 1992 levels. Investing activities in the first forty weeks of 1992 included the receipt of approximately $137 million in net proceeds from the formation of Corning Vitro and Vitro Corning, offset by the investment of approximately $175 million in the laboratory services segment.

Net cash provided by financing activities increased significantly during the first forty weeks of 1993 over the comparable period in 1992 primarily as a result of increased borrowings to finance the acquisition of Damon and the telecommunications business of GTE Control Devices Incorporated and to finance continued capital expansion programs. Cash provided by financing activities also increased as a result of reduced dividend payments and common stock repurchases. Corning's dividend rate increased from $0.15 to $0.17 per share in the fourth quarter of 1992; however, dividend payments declined in 1993 compared to 1992 due primarily to the timing of dividend payments. Corning suspended its share repurchase program in May 1993 to conserve cash for acquisition purposes.

                                   BUSINESS

General
Corning traces its origin to a glass business established by the Houghton family in 1851. The present corporation was incorporated in the State of New York in December 1936, and its name was changed from Corning Glass Works to Corning Incorporated on April 28, 1989.

Corning is an international corporation competing in four broadly-based business segments: Specialty Materials, Communications, Laboratory Services and Consumer Products. Corning is engaged principally in the manufacture and sale of products made from specialty glasses and related inorganic materials having special properties of chemical stability, electrical resistance, heat resistance, light transmission and mechanical strength. Corning and its subsidiaries annually produce some 60,000 different products at 46 plants in eight countries. In addition, Corning, through subsidiaries and affiliates, engages in laboratory services businesses, including life and environmental sciences and clinical-laboratory testing at 54 facilities in ten countries.

Specialty Materials
Corning's Specialty Materials segment sells more than 40,000 products and has evolved from Corning's historical business base in materials development. The major business units within the Specialty Materials segment are: automotive substrates, ophthalmic and optical products, automotive lighting, science products, and other advanced materials. Products manufactured by these businesses include cellular ceramics for automotive and stationary emission-control devices, plastic and glass ware for laboratory applications and glass optical lenses.

Corning's long standing commitment to research, development and engineering has driven the introduction of new products and technologies. In the 1970's Corning developed the technology and created products for the substrates used in emission control systems. Today the environmental products business continues to be a driving force within the Specialty Materials segment. Corning continues to develop new products and technologies to meet increasing demand as a result of tightened regulations in the United States and Europe and new regulations in other parts of the world. For example, to meet tightening clean air standards, Corning has developed as a prototype an electrically heated automotive catalytic converter substrate that begins working within seconds of ignition, which is when most of the pollutants are generated. Corning has developed a new family of materials, glass-polymers, the properties of which make them well suited for components in automobiles, aircraft, lighting systems and electronic devices.

Corning's equity company investments in this segment include Dow Corning, Pittsburgh Corning and Cormetech, Inc., an equity company which manufactures and sells stationary emission control devices for power plants.

Communications
Corning's Communications segment consists of the following major product lines: optical fiber, optical cable, optical components, liquid-crystal display glass, television bulbs, lenses for projection television, and magnetic memory disks.

Corning's Communications segment also originates from Corning's commitment to research and development in new materials. Corning led the development of the modern opto-electronics market with its invention of optical fiber in the late 1960's and is the leading supplier of optical fiber and such supporting components as couplers and signal splitters. Corning is also a leading supplier of optical cable through its 50% ownership of Siecor. In addition, Corning has several equity investments in companies that produce optical fiber internationally.

Approximately two-thirds of the revenues in the Communications segment are generated by sales of opto-electronic products. Today, optical fiber is penetrating the communications market as optical fiber is rapidly becoming the preferred way to transmit telephone, cable-TV and computer data worldwide. Optical fiber permits the transmission of substantially more data over greater distances with less distortion than does copper, the product it is principally replacing. As users of optical fiber increase applications and expand services, Corning continues to provide new and improved optical-fiber products and corollary components to an expanding market. During the next few years, management believes that more fiber will be deployed in distribution cables and that utilization of fiber to the home will increase.

Corning continues to be a leading producer of glass panels and funnels for television picture tubes through Corning Asahi Video, and is also a world leader in the production of projection television lenses through its wholly owned subsidiary, U.S. Precision Lens Inc.

The market for liquid-crystal display glass continues to grow, currently driven by notebook computer and portable-TV sales. Future applications are expected to include desktop-computer displays, projection-TV systems, video phones and automotive applications. Corning is the world's leading supplier in this market.

Another Corning invention, the MemCor(tm) glass-ceramic memory disk for high-performance hard-disk drives in computers, significantly increases storage capacity and improves reliability. The first major customer shipments began in the first half 1993.

Also included in this segment is Biosym, which develops and markets computer-aided molecular design software.

Laboratory Services
Corning entered the laboratory services market in the early 1970's with its initial investment in MetPath, a regional U.S. clinical laboratory which Corning acquired in 1982. Since 1982, Corning has made several other acquisitions in the clinical, biological, pharmaceutical and environmental-services industries. In 1991 Corning combined its laboratory-service business units into a wholly owned subsidiary, CLSI, to better manage the development of its business in this rapidly growing area. Today CLSI operates 54 major facilities in ten countries that provide clinical, pharmaceutical and environmental testing services.

CLSI's testing division, MetPath, performs more than 1,400 different clinical tests for physicians, hospitals, laboratories, industries, health-maintenance organizations and other managed-care providers through a quick-response network of regional U.S. laboratories. MetPath is a leader in providing cost-effective and reliable clinical diagnostic testing services. See "--Recent Developments--Department of Justice Investigation."

Corning's pharmaceutical-testing businesses are conducted by CLSI's wholly owned subsidiaries, Besselaar, Hazelton and SciCor. These businesses perform chemical and biological testing, clinical research and data management services primarily for the pharmaceutical industry. Corning's environmental-laboratory testing business is conducted by CLSI's Enseco division and provides tests for environmental contaminants in soil, water and air for industry and government.

Corning's Laboratory Services segment is being affected by new Federal legislation to be implemented in January 1994. The new legislation will reduce Medicare reimbursement rates and will limit future laboratory fee increases. In addition, the Clinton Administration's health-care plan calls for managed competition with limitations on total national health-care expenditures and on the annual growth of such expenditures. A health-care reform model based on managed competition will likely reduce reimbursements for clinical laboratory services as managed care networks continue to proliferate. As the plan also calls for insurance coverage for some 37 million people who currently have no such coverage, it is expected that demand for such services will increase. Demand should also increase as a result of a stronger emphasis on testing as a preventative measure. It is not clear how quickly or to what extent Medicare and Medicaid programs will be incorporated into the health reform system. Management believes that while the entire health-care industry faces dramatic challenges to build a more effective means of delivery of services, MetPath's leading market position in major geographic areas will allow Corning to continue to benefit from the ongoing and increasing consolidation in the industry.

Consumer Products
Corning is well known for its line of consumer housewares with strong brand names and consumer franchise. Key product lines are Pyrex(R) glassware, Corelle(R) tableware, Corning Ware(R), Visions(R) cookware, and Revere Ware(R) cookware. Other Corning consumer products include the prestigious Steuben(R) crystal and Serengeti(R) sunglasses.

Corning's executive offices are located at One Riverfront Plaza, Corning, New York 14831, and its telephone number at such offices is (607) 974-9000.


Recent Developments
1993 Earnings Announcement. On January 24, 1994, Corning announced its fourth quarter and full year 1993 earnings. Including the restructuring and other special charges in the third quarter and the Dow Corning charge in the fourth quarter, Corning reported a net loss of $15.2 million, or $0.09 per share, in 1993 compared with a net loss of $12.6 million, or $0.08 per share, in 1992. Excluding special charges, the one time impact of accounting changes, extraordinary credits and non operating gains in both years, net income for 1993 was $315.3 million, or $1.63 per share, compared with net income of $314.4 million, or $1.66 per share, in 1992.

Including the Dow Corning charge in the fourth quarter, Corning reported a net loss of $120.9 million, or $0.64 per share, in the 1993 fourth quarter compared with net income of $41.2 million, or $0.21 per share, in the 1992 fourth quarter. Excluding special charges and extraordinary credits in both quarters, fourth quarter net income totaled $82.2 million, or $0.42 per share, in 1993 compared with $79.9 million, or $0.42 per share, in 1992.



Sales for 1993 totaled $4.0 billion, up 8 percent over 1992. Fourth quarter sales, at $1.1 billion, were up 9 percent compared with 1992. Sales growth was primarily attributable to the Damon and Costar acquisitions in the second half of the year.



The earnings release and summary financial statements are included in Corning's Current Report on Form 8-K filed on January 24, 1994. See "Incorporation of Certain Documents by Reference" and "Selected Consolidated Financial Data."



Acquisition of NTL Assets. On December 14, 1993, NTL, Siecor and the Company reached an agreement whereby the Company would purchase the net assets constituting NTL's optical fiber business for $87 million in cash and Siecor would purchase the net assets constituting NTL's optical cable business for $43 million in cash. Corning will finance the acquisition of NTL's optical fiber business and an approximate $25 million capital contribution to Siecor with a portion of the proceeds of the Offering. Siecor will finance the acquisition of NTL's optical cable business with a capital contribution from Siemens and the Company. Closing of both transactions is expected to occur during the first quarter of 1994.


The acquisition of the optical fiber and optical cable assets of NTL will provide Corning and Siecor access to the expanding optical fiber cable markets in Canada.

Vitro Transaction. On December 14, 1993, Vitro and the Company reached an agreement in principle whereby, in two separate transactions, Vitro purchased in December 1993 the shares of capital stock of Vitro Corning owned by the Company and the Company will purchase in early 1994 the shares of capital stock of Corning Vitro owned by Vitro. The net cost to Corning of the two transactions will be $131 million. Corning and Vitro will continue their consumer products alliance through cross distribution and supply agreements. Corning will finance the payment to Vitro with a portion of the proceeds of the Offering.

The change in the ownership structure of Corning Vitro and Vitro Corning will allow each such company to concentrate on its respective businesses without the complexities of managing two different operations in rapidly changing markets. The positive aspects of the Vitro and Corning alliance will be continued through cross distribution and supply agreements.

Acquisition of Damon. In August 1993 Corning acquired all of the outstanding shares of common stock of Damon in a transaction accounted for as a purchase. The total purchase price of this transaction was approximately $405 million, including acquisition expenses. In addition, approximately $167 million of indebtedness of Damon has been refinanced. Corning has financed the acquisition of Damon and the refinancing of Damon's debt with short-term financing agreements entered into with certain commercial banks. Approximately $200 million of such short-term financing has been retired with the proceeds from the issuance of long-term debt of the Company. Corning intends to retire a significant portion of the remaining acquisition debt with the net proceeds of an offering of equity securities during 1994.

Damon's principal line of business is clinical-laboratory testing, providing to the medical profession a full range of routine and esoteric testing services that are used in the diagnosis, monitoring and treatment of disease. Damon provides its services to physicians, hospitals, nursing homes, managed care institutions, corporations and governmental agencies, including agencies of the United States of America.

For the year ended December 31, 1992 Damon reported total sales of $317 million and net income of $18 million. For the first half 1993 Damon announced total sales of $170.8 million and net income of $2.4 million. The lower first half 1993 net income was primarily due to the increase in operating expenses caused by two late 1992 acquisitions and severe weather in February and March 1993. Certain historical financial statements of Damon are included in Corning's Current Reports on Form 8-K dated August 4, 1993 and August 13, 1993 which are incorporated herein by reference. See "Capitalization" and "Unaudited Pro Forma Combined Financial Information".

Acquisition of Costar. In September 1993 Corning acquired Costar for approximately 5.5 million shares of Corning Common Stock and options to purchase approximately 300,000 shares of Corning Common Stock. The Costar merger has been accounted for as a pooling of interests for accounting and financial reporting purposes. Corning's consolidated financial statements have not been restated because the acquisition is not material to Corning's financial position or results of operations.

Costar is a developer, manufacturer and marketer of disposable plastic, filtration and other products used in life science laboratories throughout the world, primarily for cell culture, immunology/molecular biology, filtration and other basic laboratory procedures. Costar's laboratory products, which currently account for more than 80% of net sales, are used principally in life science research laboratories in colleges, universities, medical schools, teaching hospitals, government agencies, private research foundations and pharmaceutical and biotechnology companies. In addition to its laboratory products business, Costar develops, manufactures and sells process filtration products used primarily in the semiconductor industry for the purification of deionized water. Costar is also engaged in the distribution in Europe of laboratory-related products manufactured by others.

For the year ended December 31, 1992, Costar reported total sales of $74.9 million and net income of $6.1 million. For the first half 1993 Costar has announced total sales of $40.2 million and net income of $3.1 million. See "Capitalization" and "Unaudited Pro Forma Combined Financial Information".

Unilab Reorganization. Prior to November 1993, Corning, through a wholly owned subsidiary, owned 43% of Unilab. In November 1993, Corning acquired 100 percent of certain Unilab facilities in exchange for a majority of the Unilab shares owned by Corning, the assumption of approximately $70 million of Unilab debt and Corning's investment in J.S. Pathology. Corning retained a 12% equity investment in Unilab.

Breast Implant Litigation. Corning continues to be named as a defendant in two types of cases previously reported involving the silicone-gel breast implant products or materials formerly manufactured or supplied by Dow Corning or a Dow Corning subsidiary. These cases include (1) several purported securities class action lawsuits and shareholder derivative lawsuits filed against Corning by shareholders of Corning alleging, among other things, misrepresentations and omissions of material facts, breach of duty to shareholders and waste of corporate assets relative to the silicone-gel breast implant business conducted by Dow Corning and (2) as of December 13, 1993 over 4,000 lawsuits filed in various state courts against Corning and others (including Dow Corning) by persons claiming injury from the silicone-gel breast implant products or materials formerly manufactured by Dow Corning or a Dow Corning subsidiary. Several of such suits have been styled as class actions and others involve multiple plaintiffs. All of the tort lawsuits filed against Corning in federal courts had been ordered consolidated in the United States District Court, Northern District of Alabama. In early December 1993, Corning was dismissed from the more than 3,000 cases pending in such federal courts. The decision by the District Court is non-appealable and, although the District Court noted that it was "highly unlikely" that additional discovery would produce new evidence, the decision is subject to reconsideration if additional information is discovered or if there is a change in state law. Certain state court cases against Corning have been consolidated, for the purposes of discovery and pretrial matters. The securities suits are all pending in the United States District Court for the Southern District of New York.

Corning's management does not believe that the purported securities class action lawsuits or the purported shareholder derivative lawsuits or the tort actions filed against Corning described above will have a material adverse effect on Corning's financial condition or the results of its operations.

Dow Corning has informed Corning that as of October 15, 1993, Dow Corning has been named in 41 purported breast implant product liability class action lawsuits and approximately 9,000 individual breast implant product liability lawsuits (which number includes all or substantially all of the 4,000 lawsuits referred to above) and that Dow Corning anticipates that it will be named as a defendant in additional breast implant lawsuits in the future. Dow Corning has also stated that it is vigorously defending this litigation.

Verdicts in breast implant litigation against Dow Corning and other defendants which have gone to judgment have varied widely, ranging from dismissal to the award of significant compensatory and punitive damages.

Dow Corning has also informed Corning that Dow Corning believes that a substantial portion of the indemnity and defense costs related to the breast implant litigation brought and to be brought against it is and will be covered by product liability insurance available to it but that the insurance companies issuing the policies in question have reserved the right to deny coverage under various theories and in many cases have refused to pay defense and indemnity costs which have been incurred by Dow Corning. In this regard, on June 30, 1993, Dow Corning instituted litigation in California against certain insurance companies

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



which had issued product liability insurance policies to it from 1962 through 1985 seeking declaratory judgments that the insurance company defendants are liable to indemnify Dow Corning for such liabilities and costs and, in the case of certain insurance company defendants, damages including punitive damages. In September, 1993, several of Dow Corning's insurers filed a complaint against Dow Corning and other insurers for declaratory relief in Michigan and moved for the action brought by Dow Corning in California to be dismissed in favor of the Michigan litigation. On October 1, 1993, this motion was granted. Corning understands that, in light of this ruling, Dow Corning has elected to litigate coverage issues on breast implant product liability lawsuits and claims in the Michigan proceeding. Notwithstanding the pendency of this litigation, Dow Corning expects to continue negotiations with such insurance companies to obtain an agreement on a formula for the allocation among these insurers of payments of defense and indemnity expenses related to breast implant products liability lawsuits and claims.

On September 9, 1993, Dow Corning announced that representatives of plaintiffs and defendants involved with silicone breast implant litigation have developed a "Statement of Principles for Global Resolution of Breast Implant Claims" (the "Statement of Principles"). The Statement of Principles summarizes a proposed resolution of all claims arising out of breast implants which have been or could be asserted against various implant manufacturers, suppliers, physicians and hospitals (the "Proposed Settlement").

The Statement of Principles does not constitute an agreement and a number of issues remain to be resolved before a tentative settlement agreement can be reached.

Under the Proposed Settlement, if implemented, industry participants, including manufacturers, raw materials suppliers, physicians, hospitals and other health care providers (the "Funding Participants") would contribute up to $4.75 billion over a period of thirty years to establish several special purpose funds. The specific participants and their respective contributions to this fund are currently under negotiation. The Proposed Settlement, if implemented, would be a claims-based structured resolution of all claims arising out of silicone breast implants. The Proposed Settlement, if implemented, would establish several special purpose funds and define the circumstances under which payments from the funds would be made. The Proposed Settlement includes provisions for (a) class membership and the ability of plaintiffs to opt out of the class, (b) the establishment of defined funds for medical diagnostic/evaluation procedures, explanation, ruptures, compensation for specific diseases and administration, (c) payment terms and timing and (d) claims administration. The Proposed Settlement defines periods during which breast implant plaintiffs may elect not to settle their claims by way of the Proposed Settlement and continue their individual breast implant litigation against manufacturers and other defendants (the "Opt Out Plaintiffs"). In certain circumstances, if any defendant who is a Funding Participant considers the number of Opt Out Plaintiffs maintaining lawsuits against such defendant to be excessive, such defendant can withdraw from participation in the Proposed Settlement. Dow Corning is currently negotiating with other potential parties to the Proposed Settlement to reach a tentative settlement agreement conceptually similar to the Statement of Principles.

Corning has been informed that Dow Corning's management believes that a settlement incorporating concepts underlying the Statement of Principles would be a responsible and cost efficient approach to resolving breast implant litigation against Dow Corning. Corning understands that Dow Corning is currently evaluating the Proposed Settlement in that light and believes that it would be viable only if, among other things, (a) an acceptable agreement as to allocation of liability under the Proposed Settlement among Funding Participants can be reached, (b) adequate insurance support is provided to Funding Participants by their insurance carriers and (c) the number of Opt Out Plaintiffs is minimal.

If the tort actions filed against Dow Corning or any settlement of the breast implant controversy should require Dow Corning to record any charges against income in addition to the charge described in the following paragraph, the effect on Corning of any such charges would be limited to its consequent impact (in the amount of approximately 50% of the amount thereof) on Corning's reported equity in earnings of associated companies for the period such loss is recognized, on the book value of Corning's equity investment in Dow Corning and on Corning's retained earnings. Corning does not believe that its share of any additional charge taken by Dow Corning resulting from the proposed settlement will have a material adverse effect upon Corning's financial condition. However, it is possible that Corning's share of any such charge taken by Dow Corning will have a material adverse effect upon Corning's earnings in the quarter in which any such charge is recognized by Dow Corning.

Charges Announced by Dow Corning and by Corning on January 14, 1994. On January 14, 1994, Dow Corning announced that it would take a pre-tax charge against earnings for the fourth quarter of

1993 of $640 million ($415 million after-tax) to reflect its best estimate, as of that date, of the net present value of its potential liability and costs, net of the recoveries it expects to receive from its insurance carriers, as a result of its involvement in the breast implant litigation. Dow Corning noted in this announcement that as breast implant litigation settlement negotiations continue additional facts and circumstances may develop which may require Dow Corning to revise this estimate or to make additional provisions to reflect any additional costs of resolving this matter.

On that same date, Corning announced that, as a result of Dow Corning's decision to take this charge, Corning would record a charge of $203 million after-tax against its equity in earnings of associated companies for the fourth quarter of 1993 and against the carrying value of its investment in Dow Corning at the end of fiscal 1993.

Other Dow Corning Matters. Dow Corning received a request dated July 9, 1993 from the Boston Regional Office of the Commission for certain documents and information related to silicone breast implants. The request states that the Boston Regional Office is conducting an informal investigation which "concerns Dow Corning, its subsidiary Dow Corning Wright and parent corporations, Dow Chemical Co. and Corning Inc." Dow Corning has informed Corning that Dow Corning has responded to this request enclosing the documents and information requested along with related information.

During the first quarter of 1993, Dow Corning received two federal grand jury subpoenas initiated by the DOJ seeking documents and information related to silicone breast implants. Dow Corning has informed Corning that it has delivered the documents and information requested.

Department of Justice Investigation. In September, 1993, MetPath and MetWest Inc. ("MetWest"), a wholly-owned subsidiary of Unilab, in which Corning had at the time an interest of approximately 43%, entered into a Settlement Agreement (the "Settlement Agreement") with the DOJ and the Inspector General. Pursuant to the Settlement Agreement, MetPath and MetWest paid to the United States a total of $39.8 million in settlement of civil claims by the DOJ and the Inspector General that MetPath and MetWest had fraudulently induced physicians to order certain laboratory tests from them without realizing that such tests would be billed to Medicare at rates higher than those such physicians believed were applicable.

Unilab's portion of the total payment under the Settlement Agreement was approximately $4.8 million. In November of 1993, Unilab was reorganized into two companies; one wholly-owned by CLSI which continues to own MetWest and one publicly-owned in which CLSI retains an interest of approximately 12%. Of the total of approximately $4.8 million paid by Unilab under the Settlement Agreement, responsibility for approximately $2.4 million was allocated in this reorganization to the successor company which is wholly owned by CLSI.

Certain state and private insurers, as well as the Federal Civilian Health and Medical Program for the Uniformed Services, have questioned the practices which were covered by the Settlement Agreement and it is not clear at this time what, if any, additional exposure Corning may have to these entities and to other persons which may assert claims on the basis of these or other practices.

During August, 1993, MetPath, MetWest and Damon (which was acquired by Corning in that month) together with other participants in the industry received subpoenas from the Inspector General seeking information regarding their practices with respect to 14 enumerated tests offered in conjunction with automated chemical test panels. Of these 14 tests, 5 were covered by the Settlement Agreement and consequently MetPath and MetWest are not being required to provide further information with regard to them. MetPath, MetWest and Damon are in the process of complying with these subpoenas. The results of these investigations cannot currently be predicted but the possibility that they may result in additional claims by or settlements with parties other than the DOJ and the Inspector General cannot be excluded.

Other Legal Proceedings. During September, 1993, two individuals filed in the Supreme Court of the State of New York (one in New York County and one in Suffolk County) separate purported derivative actions against Corning, as nominal defendant, and Corning's Directors and certain of its officers seeking on behalf of Corning compensatory and punitive damages in unspecified amounts (and plaintiff's costs and disbursements including attorneys' and experts' fees) by reason of the alleged responsibility of the actual defendants for the conduct which gave rise to the settlement in the MetPath litigation described above and their alleged failure to cause Corning to make timely disclosure thereof.

Corning understands that the plaintiffs in these two actions have agreed to consolidate them in a single action before the Supreme Court of the State of New York in New York County.

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



During October, 1993, two individuals instituted in the United States District Court for the Southern District of New York purported class actions on behalf of purchasers of Corning securities in the open market during the period from September 17 to October 6, 1993 against Corning, certain of its Directors and officers and the underwriters of Corning's offering, on September 17, 1993, of $100 million of 6.75% Debentures due on September 15, 2013. The complaints generally allege that the defendants failed to make timely disclosures of adverse developments in Corning's business and seek compensatory and punitive damages in unspecified amounts (and plaintiff's costs and expenses including attorney's fees and disbursements).

Corning understands that the plaintiffs in these two actions have agreed to consolidate them.

Corning's management does not believe that the purported class action lawsuits or the purported shareholder derivative lawsuits described above will have a material adverse effect on Corning's financial condition or the results of its operations.

                         DESCRIPTION OF CAPITAL STOCK

General
The following is a brief summary of certain provisions of the Company's Restated Certificate of Incorporation, as amended (the "Restated Certificate"), and does not relate to or give effect to provisions of statutory or other law except as specifically stated. The Restated Certificate authorizes the issuance of 500,000,000 shares of Common Stock and 10,000,000 shares of Series Preferred Stock, par value $100 per share (the "Series Preferred Stock"). Of the Series Preferred Stock, 600,000 shares have been designated Series A Junior Participation Preferred Stock (the "Series A Preferred Stock") and 316,822 shares have been designated Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock"). As of January 2, 1994, 200,491,721 shares of Common Stock, no shares of Series A Preferred Stock and 261,812 shares of Series B Preferred Stock were outstanding.

Common Stock
The rights of holders of Common Stock are governed by the Restated Certificate and the Company's By-Laws and by the New York Business Corporation Law (the "NYBCL").

 Voting Rights
Subject to the voting of any shares of Series Preferred Stock that may be outstanding, voting power is vested in the Common Stock, each share having one vote.

 Preemptive Rights
The Restated Certificate provides that no holder of Common Stock or Series Preferred Stock of the Company shall have any preemptive rights except as the Board of Directors of the Company may determine from time to time. No such rights have been granted by the Board of Directors of the Company.

 Liquidation Rights
Subject to the preferential rights of any outstanding Series Preferred Stock, in the event of any liquidation of the Company, holders of Common Stock then outstanding are entitled to share ratably in the assets of the Company available for distribution to such holders.

 Dividend Rights and Restrictions
Subject to any preferential rights of any outstanding Series Preferred Stock, such dividends as may be determined by the Board of Directors may be declared and paid on the Common Stock from time to time out of any funds legally available therefor. The Company has regularly paid cash dividends since 1881 and currently expects to continue to pay cash dividends. The Company's current quarterly cash dividend is $.17 per share of Common Stock. The continued declaration of dividends by the Board of Directors of the Company is subject to, among other things, the Company's current and prospective earnings, financial condition and capital requirements and such other factors as the Board of Directors may deem relevant.

 Other Provisions
The Common Stock has no redemption, sinking fund or conversion privileges applicable thereto and holders of Common Stock are not liable to assessments or to further call.

Series Preferred Stock
The Restated Certificate authorizes the issuance of up to 10,000,000 shares of Series Preferred Stock. The Company's Board of Directors has the authority to issue such shares from time to time, without stockholder approval, and the authority to determine the designations, preferences, rights, including voting rights, and restrictions of such shares, subject to the NYBCL. Pursuant to this authority, the Board of Directors has designated 600,000 shares of Series Preferred Stock as Series A Preferred Stock, and 500,000 shares of Series Preferred Stock as Series B Preferred Stock. No other class of Series Preferred Stock has been designated by the Board of Directors.

 Series B Preferred Stock
Cumulative cash dividends at the rate of 8% per annum are payable on shares of Series B Preferred Stock which have been issued. The Company has regularly paid dividends on the Series B Preferred Stock. No dividends may be paid or declared on the Series A Preferred Stock or the Common Stock unless all dividends for all prior dividend periods have been paid or declared on the Series B Preferred Stock.

Holders of Series B Preferred Stock are entitled to vote, voting together with the Common Stock and not as a separate class, on all matters submitted to holders of the Common Stock, each share of Series B Preferred Stock having four votes, subject to adjustment.

Holders of Series B Preferred Stock have no preemptive rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Series B Preferred Stock shall be entitled to receive a distribution in the amount of $100 per share, plus accrued and unpaid dividends, before any distribution on the Common Stock or Series A Preferred Stock.

The Series B Preferred Stock is redeemable, in whole or in part, at the election of the Company, at any time, at the following redemption prices per share:

During the Twelve-
Month Period            Price Per
Beginning October 1,      Share
- --------------------    ---------
1993                     $104.00
1994                     $103.00
1995                     $102.00
1996                     $101.00

and thereafter at $100.00 per share and, in each case, plus accrued and unpaid dividends.

The Series B Preferred Stock is subject to mandatory redemption, at the option of the holder, at any time upon five business days notice, at a redemption price equal to $100 plus accrued and unpaid dividends, if the proceeds are necessary (i) to make a distribution pursuant to an investment election made under the employee benefit plan or (ii) to satisfy any indebtedness to which the employee benefit plan is subject provided that such payment is necessary to remedy or prevent a default under such indebtedness.

The Company, at its option, may make payment of the redemption price required upon redemption of shares of Series B Preferred Stock in cash or in shares of Common Stock, or in any combination of such shares and cash.

The Series B Preferred Stock is convertible at the option of the holder, at any time, into Common Stock at a conversion price of $25 per share of Common Stock, each share of Series B Preferred Stock being valued at $100 for the purpose of such conversion, producing a conversion ratio equal to four shares of Common Stock for each share of Series B Preferred Stock so converted, subject to certain adjustments to prevent dilution.

Preferred Share Purchase Rights
Attached to each share of Common Stock sold in the Offering will be one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Each Right entitles the registered holder to purchase from the Company one four-hundredth of a share of Series A Preferred Stock at a price of $62.50 per one four-hundredth of a share of Series A Preferred Stock (the "Exercise Price"), subject to adjustment. The Rights will expire on July 15, 1996 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company.

The Rights will be represented by the certificates for Common Stock, will not be exercisable, and will not be transferable apart from the Common Stock, until the earlier of (i) ten days following the public announcement by the Company or an Acquiring Person, as defined below, that a person or group has acquired beneficial ownership of 20% or more of the Company's Common Stock (an "Acquiring Person") or (ii) ten business days (or such later date as the Board of Directors may determine) after the commencement or first public announcement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of the Company's outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). Separate certificates for the Rights will be mailed to holders of record of the Common Stock as of such date. The Rights could then begin trading separately from the Common Stock.

Generally, in the event that a person or group becomes an Acquiring Person, each Right, other than the Rights owned by the Acquiring Person, will thereafter entitle the holder to receive, upon exercise of the Right, Common Stock having a value equal to two times the Exercise Price of the Right. In the event that the Company is acquired in a merger, consolidation, or other business combination transaction or more than 50% of the Company's assets, cash flow or earning power is sold or transferred, each Right, other than the Rights owned by an Acquiring Person, will thereafter entitle the holder thereof to receive, upon the exercise of the Right, common stock of the surviving corporation having a value equal to two times the Exercise Price of the Right.

The Rights are redeemable in whole, but not in part, at $.0125 per Right at any time on or prior to any person or group becoming an Acquiring Person, provided that the Rights may no longer be redeemed if such person or group shall have acquired beneficial ownership of 90% or more of the Common Stock. The right to exercise the Rights terminates at the time that the Board of Directors elects to redeem the Rights. Notice of redemption shall be given by mailing such notice to the registered holders of the Rights. At no time will the Rights have any voting rights. The Rights Agent is Harris Trust and Savings Bank (the "Rights Agent").

The exercise price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Series A Preferred Stock, (ii) upon the grant to holders of the shares of Series A Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Series A Preferred Stock at a price, or securities convertible into shares of Series A Preferred Stock with a conversion price, less than the then current market price of the shares of Series A Preferred Stock or (iii) upon the distribution to holders of the shares of Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one four-hundredths of a share of Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of, or stock dividend on, or subdivision, consolidation or combination of, the Common Stock prior to the Distribution Date. With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% in such exercise price.

Upon exercise of the Rights, no fractional shares of Series A Preferred Stock will be issued (other than fractions which are integral multiples of one four-hundredth of a share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof an adjustment in cash will be made.

The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $.0125 per Right prior to the fifteenth day after the acquisition by a person or group of beneficial ownership of 20% or more of the Common Stock (subject to certain exceptions).

The shares of Series A Preferred Stock purchasable upon exercise of the Rights will rank junior to all other series of the Company's Preferred Stock or any similar stock that specifically provide that they shall rank prior to the shares of Series A Preferred Stock. The shares of Series A Preferred Stock will be nonredeemable. Each share of Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend of $10 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the shares of Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share, but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, the value of the interest in a share of Series A Preferred Stock purchasable upon the exercise of each Right should approximate the value of one share of Common Stock.

The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the description of the Rights contained in the Rights Agreement, dated as of July 2, 1986 between the Company and the Rights Agent, as amended by the Amended Rights Agreement, dated as of October 4, 1989, included as an exhibit to this Registration Statement.

Corning's Fair Price Amendment
In 1985, the Company's stockholders adopted an amendment (the "Fair Price Amendment") to the Company's Restated Certificate that, in general, requires the approval by the holders of at least 80% of the voting power of the outstanding capital stock of the Company entitled to vote generally in the election of directors (the "Voting Stock") as a condition for mergers and certain other business combinations with any beneficial owner of more than 10% of such voting power unless (1) the transaction is approved by at least a majority of the Continuing Directors or (2) certain minimum price, form of consideration and procedural requirements are met. Certain terms used herein are defined in the Company's Restated Certificate.

Amendment or repeal of this provision or the adoption of any provision inconsistent therewith would require the affirmative vote of at least 80% of the Voting Stock unless the proposed amendment or repeal or the adoption of the inconsistent provisions were approved by two-thirds of the entire Board of Directors and a majority of the Continuing Directors.

Certain Other Provisions of the Restated Certificate and By-Laws
In addition to the Preferred Share Purchase Rights and the Fair Price Amendment, the Restated Certificate and By-Laws contain other provisions that may discourage a third party from seeking to acquire the Company or to commence a proxy contest or other takeover-related action. The Company has classified its Board of Directors such that one-third of the Board is elected each year to three-year terms of office. In addition, holders of Common Stock may remove a Director from office at any time prior to the expiration of his or her term only with cause and by vote of a majority of Common Stock outstanding. These provisions, together with provisions concerning the size of the Board and requiring that premature vacancies on the Board be filled only by a majority of the entire Board, may not be amended, altered or repealed, nor may the Company adopt any provisions inconsistent therewith, without the affirmative vote of at least 80% of the Voting Stock of the Company or the approval of two-thirds of the entire Board of Directors.

The Company's By-Laws contain certain procedural requirements with respect to the nomination of directors by stockholders that require, among other things, delivery of notice by such stockholders to the Secretary of the Company not later than 60 days nor more than 90 days prior to the date of the stockholders meeting at which such nomination is to be considered. The By-Laws do not provide that a meeting of the Board of Directors may be called by stockholders.

The Restated Certificate provides that no director will be liable to the Company or its stockholders for a breach of duty as a director except as provided by the NYBCL.

The effect of these provisions may be to deter attempts either to obtain control of the Company or to acquire a substantial amount of its stock, even if such a proposed transaction were at a significant premium over the then-prevailing market value of the Common Stock, or, to deter attempts to remove the Board of Directors and management of the Company, even though some or a majority of the holders of Common Stock may believe such actions to be beneficial.

                                 UNDERWRITING

Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to Goldman, Sachs & Co. ("Goldman Sachs"), and Goldman Sachs has agreed to purchase all of the shares of Common Stock offered hereby.

Under the terms and conditions of the Underwriting Agreement, Goldman Sachs is committed to take and to pay for all of the shares offered hereby, if any are taken.

It is expected that all or a substantial portion of the shares of Common Stock may be sold by Goldman Sachs to institutional purchasers in one or more transactions (which may involve block transactions) on the NYSE or otherwise. The distribution of the shares of Common Stock may also be effected from time to time in special offerings, exchange distributions and/or secondary distributions in accordance with the rules of the NYSE, in the over-the-counter market, in negotiated transactions through the writing of options on shares of Common Stock (whether such options are listed on an options exchange or otherwise) or otherwise, or in a combination of such methods of sale, in each case at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Goldman Sachs may effect such transactions by selling shares of Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commission from Goldman Sachs and/or the purchasers of such shares of Common Stock for whom they may act as agent or to whom they may sell as principal.

In connection with the sale of the shares of Common Stock, Goldman Sachs will receive compensation from the Company in the form of commissions and may receive compensation from purchasers of the shares of Common Stock for whom they may act as agents or to whom they may sell as principals in the form of commissions or discounts, in each case in amounts which will not exceed those customary in the types of transactions involved. Underwriters and dealers that participate in the distribution of the shares of Common Stock may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any compensation received by them on the resale of the shares of Common Stock by them may be deemed to be underwriting discounts and commissions under the Securities Act.

For a period of 90 days after the date of this Prospectus, the Company has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock of the Company or any security substantially similar thereto, or any other security convertible into, or exchangeable for, shares of Common Stock of the Company or any security substantially similar thereto, without the prior written consent of Goldman Sachs, except for any securities issued by the Company pursuant to employee benefit plans, dividend reinvestment plans, mergers, acquisitions or similar transactions, or upon the conversion of convertible or exchangeable securities currently outstanding.

Goldman Sachs is a defendant in lawsuits with respect to the offering by Corning of $100 million of 6.75% Debentures due September 15, 2013. See "Business--Recent Developments--Other Legal Proceedings".

The Company has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act.

                           VALIDITY OF COMMON STOCK

The validity of the shares of Common Stock offered hereby is being passed upon for the Company by William C. Ughetta, Esq., Senior Vice President and General Counsel of the Company, and for the Underwriter by Sullivan & Cromwell, New York, New York. Mr. Ughetta owns substantially less than 1% of the outstanding shares of Common Stock.

                                   EXPERTS

The consolidated financial statements of the Company and of Dow Corning incorporated in this Prospectus by reference to the Company's 1992 Annual Report on Form 10-K for the year ended January 3, 1993, have been so incorporated in reliance on the reports of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Damon, as of December 31, 1992 and 1991, and for each of the three years ended December 31, 1992, incorporated by reference in this Prospectus by reference to Corning's Current Report on Form 8-K dated August 4, 1993 have been so incorporated in reliance on the report of Arthur Andersen & Co., independent public accountants, given on the authority of said firm as experts in accounting and auditing.

 No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

TABLE OF CONTENTS

                                          Page
                                          -----
Available Information                       2
Incorporation of Certain Documents by
  Reference                                 2
Prospectus Summary                          3
Use of Proceeds                             8
Capitalization                              8
Market Prices of Common Stock and
  Dividends                                 9
Selected Consolidated Financial Data        9
Unaudited Pro Forma Combined Financial
  Information                              12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations                            18
Business                                   27
Description of Capital Stock               33
Underwriting                               36
Validity of Common Stock                   37
Experts                                    37


                               8,000,000 Shares

Corning Incorporated

Common Stock
(par value $.50 per share)

Goldman, Sachs & Co.

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.
The following table sets forth the estimated expenses to be incurred in connection with the distribution of the securities to be registered, other than underwriting discounts and commissions. The Company will pay the following expenses:

Registration Fee--Securities and Exchange
 Commission                                           $ 75,271
Filing Fee--New York Stock Exchange                     25,650
Legal Fees                                              50,000
Printing Fees                                           70,000
Accounting Fees                                         40,000
Blue Sky Fees and Expenses                              12,000
Miscellaneous                                            7,079
                                                        ------
Total                                                 $280,000
                                                        ======

Item 15. Indemnification of Directors and Officers.
Sections 722 and 723 of the Business Corporation Law of the State of New York (the "BCL") provide that a corporation may indemnify its current and former directors and officers under certain circumstances.

Article VIII of the Company's By-Laws provides that the Company shall indemnify each director and officer against all costs and expenses actually and reasonably incurred by him in connection with the defense of any claim, action, suit or proceeding against him by reason of his being or having been a director or officer of the registrant to the full extent permitted by, and consistent with, the BCL.

Item 16. Exhibits.

 Number                                                Description
- --------    -------------------------------------------------------------------------------------------------
1.1          Form of Underwriting Agreement
3.1          Restated Certificate of Incorporation, dated July 12, 1989, and the Certificate of Amendment, dated September 28, 1989, of the Restated Certificate of Incorporation of the Registrant
             (incorporated by reference to Exhibit 3(a) of the Registrant's Annual Report on Form 10-K for
             the fiscal year ended December 31, 1989)
3.2          By-laws of the Registrant (incorporated by reference to Exhibit 3(a) of the Registrant's Annual
             Report on Form 10-K for the fiscal year December 30, 1990)
3.3          Certificate of Amendment, dated April 30, 1992, of the Restated Certificate of Incorporation of
             the Registrant (incorporated by reference to Exhibit 3(a) of the Registrant's Annual Report on
             Form 10-K for the fiscal year ended January 3, 1993)
4.1          Form of Common Stock Certificate (incorporated by reference to Exhibit 4 to Registration
             Statement on Form S-4 filed with the Commission on June 17, 1992 (Registration Statement No.
             33-48488))
4.2          Rights Agreement, dated as of July 2, 1986, between Corning Incorporated and Harris Trust and
             Savings Bank, as amended (incorporated by reference to Exhibit 1 to Registration Statement on
             Form 8-A, filed with the Commission on July 2, 1986 and Exhibit 1 to Amendment No. 1 on Form 8,
             filed with the Commission on October 10, 1989)
4.3          Form of Preferred Share Purchase Right (included in Exhibit 4.2)
5.1          Opinion of William C. Ughetta, Esq., Senior Vice President and General Counsel
23.1         Consent of Price Waterhouse, independent accountants
23.2         Consent of Arthur Andersen, independent public accountants
23.3         Consent of William C. Ughetta, Esq. (included in Exhibit 5.1)
24.1         Powers of Attorney

Item 17. Undertakings.
The Company hereby undertakes (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement; (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1993; (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (3) to remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and
(4) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The Company hereby undertakes that, (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and (2) for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant, Corning Incorporated, a New York corporation, certifies that it has reasonable grounds to believe it meets all the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Corning, State of New York, on the 24th day of January, 1994.


Corning Incorporated
(Registrant)
by /s/ William C. Ughetta
William C. Ughetta, Senior Vice President


Pursuant to the requirements of the Securities Act of 1933 this Amendment to Registration Statement has been signed below on January 24, 1994 by the following persons in the capacities indicated:


         Signature                                Capacity
- --------------------------    -------------------------------------------------
   /s/ James R. Houghton       Chairman of the Board, Principal Executive
  (James R. Houghton)          Officer and Director
    /s/ Van C. Campbell        Vice Chairman, Principal Financial Officer and
  (Van C. Campbell)            Director
   /s/ Larry Aiello, Jr.       Vice President, Controller, and Principal
  (Larry Aiello, Jr.)          Accounting Officer
*                              President, Principal Operating Officer and
  (Roger G. Ackerman)          Director
*
  (Robert Barker)              Director
*
  (Mary L. Bundy)              Director
*
  (Barber B. Conable, Jr.)     Director
*
  (David A. Duke)              Director
*
  (E. Martin Gibson)           Director
*
  (Gordon Gund)                Director
*
  (John M. Hennessy)           Director
*
  (Vernon E. Jordan, Jr.)      Director

                                      42



*
  (James W. Kinnear)           Director
*
  (James J. O'Connor)          Director
*
  (Catherine A. Rein)          Director

  (Henry Rosovsky)             Director
*
  (William D. Smithburg)       Director
*
  (Robert G. Stone, Jr.)       Director
* By
   /s/ William C. Ughetta
  (William C. Ughetta)
  Attorney-in-fact







EXHIBIT INDEX

 Exhibit                                                                                             Page
  Number                                         Description                                        Number
- ---------     ----------------------------------------------------------------------------------   ---------
1.1           Form of Underwriting Agreement
3.1           Restated Certificate of Incorporation, dated July 12, 1989, and the Certificate of Amendment, dated September 28, 1989, of the Restated Certificate of
              Incorporation of the Registrant (incorporated by reference to Exhibit 3(a) of the Registrant's Annual Report on Form 10-K for the fiscal year ended December
              31, 1989)
3.2           By-laws of the Registrant (incorporated by reference to Exhibit 3(a) of the
              Registrant's Annual Report on Form 10-K for the fiscal year December 30, 1990)
3.3           Certificate of Amendment, dated April 30, 1992, of the Restated Certificate of
              Incorporation of the Registrant (incorporated by reference to Exhibit 3(a) of the Registrant's Annual Report on Form 10-K for the fiscal year ended January 3,
              1993)
4.1           Form of Common Stock Certificate (incorporated by reference to Exhibit 4 to
              Registration Statement on Form S-4 filed with the Commission on June 17, 1992
              (Registration Statement No. 33-48488))
4.2           Rights Agreement, dated as of July 2, 1986, between Corning Incorporated and
              Harris Trust and Savings Bank, as amended (incorporated by reference to Exhibit
              1 to Registration Statement on Form 8-A, filed with the Commission on July 2,
              1986 and Exhibit 1 to Amendment No. 1 on Form 8, filed with the Commission on
              October 10, 1989)
4.3           Form of Preferred Share Purchase Right (included in Exhibit 4.2)
5.1           Opinion of William C. Ughetta, Esq., Senior Vice President and General Counsel
23.1          Consent of Price Waterhouse, independent accountants
23.2          Consent of Arthur Andersen, independent public accountants
23.3          Consent of William C. Ughetta, Esq. (included in Exhibit 5.1)
24.1          Powers of Attorney





                                      44